Form 10-K, Exhibit 13
period 1996-09-30
PIONEER FINANCIAL CORP \KY\
filed 1996-12-23
CIK 1011166

                         PIONEER FINANCIAL CORPORATION



                         ANNUAL REPORT TO SHAREHOLDERS

                              FISCAL YEAR ENDING

                              SEPTEMBER 30, 1996

                         PIONEER FINANCIAL CORPORATION
                         ANNUAL REPORT TO SHAREHOLDERS
                     FISCAL YEAR ENDED SEPTEMBER 30, 1996

                               Table of Contents


                                                            Page
                                                            ----

Corporate Profile .........................................   1

Consolidated Financial Highlights .........................   2

Letter to Shareholders  ...................................   3

Selected Consolidated Financial and Other Data ............   4

Management's Discussion and Analysis of Financial
     Condition and Results of Operations  .................   6

Financial Statements ......................................  21

     Letter from Auditors .................................  21

     Consolidated Balance Sheets ..........................  22

     Consolidated Statement of Income .....................  23

     Consolidated Statement of Stockholders' Equity .......  24

     Consolidated Statement of Cash Flows .................  25

     Notes to Consolidated Financial Statements ...........  27

Corporate Information .....................................  48

Form 10-K .................................................  49

                         PIONEER FINANCIAL CORPORATION

Corporate Profile

     Pioneer Financial Corporation (herein "Corporation"), a Kentucky corporation, was organized in 1994 as a thrift holding company. On December 20, 1994, the shareholders of Pioneer Federal Savings Bank approved an agreement and plan of reorganization dated October 31, 1994, whereby the Savings Bank became a wholly-owned subsidiary of Pioneer Financial Corporation. In accordance with the Reorganization Plan, the shareholders of Pioneer Federal exchanged their shares of common stock on a one-for-one basis for common shares in Pioneer Financial Corporation. Pioneer Federal is the main asset of Pioneer Financial, and the consolidated financial statements of the Corporation and of the Savings Bank are included herein.

     Pioneer Federal Savings Bank (herein "Savings Bank"), with assets of more than $74 million at September 30, 1996, is the larger of the two thrift institutions in Winchester, Kentucky. It currently ranks third in deposits among the six financial institutions located in Winchester. In addition, Pioneer has a branch office located in Stanton, Kentucky, where it is one of only two financial institutions with full service offices (and the only thrift institution) in that community.

     The business of Pioneer Federal consists primarily of attracting deposits from the general public and using such deposits, together with other borrowings and funds, to make residential mortgage loans, commercial real estate loans (primarily permanent loans), consumer loans (including automobile and personal loans) and to invest in mortgage-backed securities and other investments. Pioneer Federal Savings Bank has been in existence since 1885, when the Commonwealth of Kentucky granted a charter to its predecessor, Winchester Building & Savings Association. It became a federally-chartered association in 1978, under the name of Pioneer Federal Savings and Loan Association. In 1985, the Association obtained a federal savings bank charter and changed its name to Pioneer Federal Savings Bank. Pioneer Federal was issued a federal stock savings bank charter on July 15, 1987, upon successful completion of its conversion from mutual to a stock form.

     Pioneer Financial Corporation is subject to regulation by the Securities and Exchange Commission and the Office of Thrift Supervision. Pioneer Federal Savings Bank is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation, which administers the Savings Association Insurance Fund, that insures Pioneer Federal's deposits. Pioneer Federal owns stock in the Federal Home Loan Bank of Cincinnati and is a member of the Federal Home Loan Bank system.

     Pioneer Federal has a wholly-owned subsidiary, Pioneer Service Corporation,
which holds stock in Intrieve, Inc.   Intrieve provides on line computer
processing and inquiry service to Pioneer Federal and other thrift institutions.

     The principal executive offices of the Corporation and of the Savings Bank are located at 25 East Hickman Street, Winchester, Kentucky 40391, telephone number (606) 744-3972.

Consolidated Financial Highlights


                                      September 30,
                               ----------------------------
                                   1996           1995
-----------------------------------------------------------

For the Year
     Net interest income ..... $ 2,797,403     $ 3,036,789
     Net income ..............     706,982       1,077,503
At Year End
     Total assets ............ $74,401,137     $78,835,918
     Loans receivable, net ...  35,247,421      32,213,705
     Savings deposits ........  64,335,165      67,087,921
     Stockholders' equity ....   8,244,635      10,539,778
     Stockholders' equity
       to total liabilities ..        12.5%           15.4%
-----------------------------------------------------------

Capital Stock

     At the present time, there is no established market in which shares of the Corporation's capital stock are regularly traded, nor are there any uniformly quoted prices for such shares. However, Hilliard-Lyons in Lexington, Kentucky is maintaining a "work-out market" in the stock, with the most recent price being $41.50 per share.

     During fiscal year 1996, the Corporation paid quarterly dividends of 33c per share on December 15, 1995, and 35c per share on March 15, 1996, June 15, 1996 and September 15, 1996 to shareholders of record as of December 1, 1995, March 1, 1996, June 1, 1996 and September 1, 1996, respectively.

     As of November 13, 1996, Pioneer Financial Corporation had approximately 301 stockholders.

          [LETTERHEAD OF PIONEER FINANCIAL CORPORATION APPEARS HERE]

                               December 16, 1996

Dear Shareholder:

     Pioneer Federal Savings Bank and its Holding Company, Pioneer Financial Corporation, had another great year for the fiscal year which ended September 30, 1996. The financial statements contained in the enclosed materials show a reduced net income which is the result of the special assessment to those institutions insured by the SAIF portion of the FDIC. Without the special assessment, Pioneer's net income for the fiscal year just ended would have been $994,000.

     Even though our net income was reduced by the special assessment, it was good news for Pioneer and all other SAIF insured institutions. Our annual SAIF premium before the special assessment was 23c per $1,000 of deposits. That was much higher than the premium paid by well capitalized BIF insured institutions. We, like the other extremely strong SAIF insured institutions (and there are many like us) were paying the price of the savings and loan debacle of the 1980's. The special assessment has recapitalized the Savings Association Insurance Fund (SAIF) and our assessment for the coming year will be 4c per $1,000 of deposits. Therefore, we will make up the sums paid in this special assessment fairly quickly.

     Historically, bank stocks have sold at a higher premium to book value than have thrift stocks. One of the main reasons for this has been the great disparity between the insurance assessment for BIF institutions (most banks) and SAIF institutions (most thrifts, like Pioneer). Even though the special assessment was very painful to those of us who had done nothing to cause the SAIF losses, the result will be good for all banking institutions. The resolution of the BIF/SAIF premium disparity will be real good for Pioneer.

     When I wrote you last year, I told you that we expected to do a "face lift" for the Hickman Street office in 1996. Carl Norton, his fine staff and your Board of Directors have worked hard to determine the best way to do the renovation without crippling our ability to serve our customers. We do hope to begin work very soon.

     As always, we are very grateful for the support of our shareholders, customers, and employees. We look forward to the challenges and opportunities of the coming year.

                              Sincerely,

                              /s/ Janet W. Prewitt
                              -----------------------------
                              Janet W. Prewitt
                              Chairman, Board of Directors

                SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                           (in Thousands of Dollars)


                                                   As of September 30,
                                  -----------------------------------------------
                                    1886     1995      1994      1993      1992
                                  -------   -------   -------   -------   -------
BALANCE SHEET DATA
Total amount of:
 Loans receivable, net..........  $35,247   $32,214   $29,384   $34,290   $35,149
 Investments....................   31,574    38,676    41,104    36,720    35,386
 Cash...........................      733       790       633       462       626
 Interest bearing deposits /1/..    4,935     5,162     6,271     4,605     3,594
 Assets.........................   74,401    78,836    79,648    78,432    77,578
 Deposits.......................   64,335    67,088    68,686    68,198    67,989
 Borrowings.....................      699       742       757       795       941
 Stockholders' equity...........    8,245    10,540     9,806     9,087     8,074

OTHER DATA
Number of:
 Loans outstanding..............    2,409     2,418     2,344     2,412     2,402
 Savings accounts...............    9,117     9,207     9,253     9,766    10,732
 Full customer service
  offices open..................        3         3         3         3         3

                                              Year ended September 30,
                                  -----------------------------------------------
                                    1996     1995      1994      1993      1992
                                  -------   -------   -------   -------   -------

OPERATIONS DATA
Total Amount of:
 Interest income................  $ 5,659   $ 5,656   $ 5,210   $ 5,819   $ 6,032
 Interest expense...............   (2,862)   (2,619)   (2,293)   (2,517)   (3,229)
 Provision for loan losses            (57)      (19)       (5)     (178)     (218)
                                  -------   -------   -------   -------   -------
 Net interest income
  after provision for
   loan losses..................    2,740     3,018     2,913     3,123     2,585
 Non-interest income............      445       404       389       432       289

 Non-interest expense...........    2,092     1,776     1,718     1,614     1,460
                                  -------   -------   -------   -------   -------
 Net income before
  income taxes and
  cumulative effect of
  change in accounting
   principles...................    1,093     1,646     1,584     1,941     1,414

 Income tax expense.............      386       568       534       670       514
  Cumulative effect of
  change in accounting
  principle /2/.................                          (18)
                                  -------   -------   -------   -------   -------

 Net Income.....................  $   707    $1,078   $ 1,032   $ 1,271   $  900
                                  =======   =======   =======   =======   =======

--------------------
/1/ Includes Federal funds sold.
/2/ Reflects adoption of Statement of Financial Accounting Standards ("SFAS")
    No. 109, "Accounting for Income Taxes".

KEY OPERATING RATIOS:
                                                       At or for the
                                                 Years Ended September 30,
                                     --------------------------------------------------
                                       1996       1995       1994     1993       1992
                                     -------     -------    -------  -------    -------

Performance Ratios:
-------------------
Return on average
 assets /1/ ....................      0.89%        1.36%      1.30%    1.61%      1.25%
Return on average
 equity /1/ ....................      6.97%       10.52%     10.83%   14.78%     11.56%
Average equity to
 average assets /1/ ............     12.72%       12.91%     12.05%   10.91%     10.55%
Interest rate spread ...........      3.18%        3.51%      3.43%    3.96%      3.43%
Net interest margin ............      3.63%        3.94%      3.78%    4.30%      3.88%
Dividend payout ................      50.0%       32.7 %     30.3 %   20.3 %     22.7 %

Asset Quality Ratios:
---------------------
Nonperforming assets
 to total assets at
 end of year ...................      0.30%        0.24%      0.13%    0.26%      0.28%
Allowance for loan
 losses to total
 assets at end of year .........      0.51%        0.45%      0.44%    0.51%      0.33%
Allowance for loan
 losses to nonper-
 forming loans at end
 of year........................    171.30%      183.33%    334.62%  193.20%    118.72%
Allowance for loan
 losses to total
 loans receivable,
 net............................      1.06%        1.05%      1.15%    1.17%      0.74%

Capital Ratios:
---------------
Equity to total assets
 at end of year.................     11.08%       13.27%     12.31%   11.58%     10.41%
Average equity to
 average assets  /1/ ...........     12.72%       12.91%     12.05%   10.91%     10.55%
Ratio of average
 interest earning
 assets to average
 interest bearing
 liabilities /1/ ...............    112.01%      112.55%  1 111.74%  110.30%    110.30%

----------------------
/1/Average balances are based upon month-end balances.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     In accordance with an agreement and plan of reorganization dated October 31, 1994 and approved by shareholders on December 20, 1994, Pioneer Federal Savings Bank became a wholly-owned subsidiary of Pioneer Financial Corporation. The principal assets of the corporation is the outstanding capital stock of the Savings Bank, and the operations of the Corporation consist solely of the operations of the Savings Bank. Therefore this discussion relates primarily to the Savings Bank.

     Historically, the Savings Bank has functioned as a financial intermediary, attracting deposits from the general public and using such deposits to make mortgage loans and, to a lesser extent, consumer loans, and to purchase investment securities with a significant concentration in mortgage-backed securities. As such, its earnings have depended primarily on its net interest income, or "spread", which is the difference between the amount it receives from interest earned on loans and investments ("interest-earning assets") and the amount it pays in interest on its deposits ("interest-bearing liabilities"). Results of operations are also dependent upon the level of the Savings Bank's non-interest income, including fee income and service charges and by the level of its non-interest expenses, the most significant component of which is salaries and employee benefits.

     The operations of the Savings Bank are significantly affected by prevailing economic conditions and the monetary, fiscal and regulatory policies of government agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates and the availability of funds. Deposit flows and costs of funds are likewise heavily influenced by prevailing market rates of interest on competing investment alternatives, account maturities and the levels of personal income and savings in the Savings Bank's market areas.

     Historically, Pioneer Federal made long-term real estate loans with fixed rates of interest. Beginning in 1980, Pioneer Federal diversified its loan portfolio by offering adjustable rate loans and short-term fixed rate loans with a balloon payment. Adjustable rate loans are those in which the interest rate may change during the term of the loan. Adjustable rate loans and shorter term, fixed-rate loans allow the average yield received by the Savings Bank on its total loan portfolio to more closely reflect prevailing interest rates, so as to keep pace with changes in interest rates paid on savings accounts.

ASSET/LIABILITY MANAGEMENT

     Net interest income, the primary component of the Savings Bank's net earnings, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of the interest-bearing liabilities. The Savings Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Savings Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net interest income and net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Savings Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Savings Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Savings Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Savings Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Savings Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

     Management's principal strategy in managing the Savings Bank's interest rate risk has been to maintain short and intermediate term assets in the portfolio, including locally originated adjustable rate mortgage loans. The Savings Bank does not actively offer long-term fixed rate loans. All fixed rate loans that are offered and retained by the Savings Bank are secured by one to four-family owner-occupied dwellings for terms of no more than 15 years. Likewise, the interest rate charged on the Savings Bank's adjustable rate loans typically reprice after one, three or five years with maximum periodic interest rate adjustment limits ("caps"). At September 30, 1996, the Savings Bank had no loans that reprice after five years from that date. In managing its portfolio investment and mortgage-backed and related securities, the Savings Bank seeks to purchase investment and mortgage-backed and related securities that mature on a basis that approximates the estimated maturities of the Savings Bank's liabilities.

     Management has attempted to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit. The Savings Bank offers higher rates of interest on its longer term certificates in order to encourage depositors to invest in certificates with longer maturities.

INTEREST RATE SENSITIVITY ANALYSIS

     The Savings Bank's future financial performance depends to a large extent on how successful it is in limiting the sensitivity of earnings and net asset value to changes in interest rates. Such sensitivity may be analyzed by examining the amount by which the market value of the Savings Bank's portfolio equity changes given an immediate and sustained change in interest rates. Based on the latest information available, it is estimated that the Savings Bank's market value of portfolio equity at September 30, 1996 would decrease by approximately $1.0 million or 7% given a 200 basis point immediate and sustained increase in interest rates. It is estimated that the Savings Bank's market value of portfolio equity at September 30, 1996 would decrease by approximately $100,000 or 1% given a 200 basis point immediate and sustained decrease in interest rates.

AVERAGE BALANCES, INTEREST AND AVERAGE YIELDS

     The Savings Bank's earnings depend primarily on its net interest income, the difference between the income it receives on its loan portfolio and other investments and its cost of money, consisting primarily of interest paid on savings deposits. Net interest income is affected by (i) the difference between rates of interest earned on its interest-earning assets and rates paid on its interest-bearing liabilities (commonly known as "the spread"); and (ii) the relative amounts of its interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive spread will generate net interest income. Thrift institutions have traditionally used interest rate spreads as a measure of net interest income. Another indicator of an institution's net interest income is its "net yield on interest-earning assets", which is net interest income divided by average interest-earning assets.

     The following table sets forth certain information relating to the Savings Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.

                        AVERAGE BALANCES AND YIELD/RATES
                           (In thousands of dollars)

                                                                       Year ended September 30,
                                  --------------------------------------------------------------------------------------------------

                                                 1996                            1995                             1994
                                  --------------------------------  -------------------------------  -------------------------------

                                                          Average                          Average                           Average
                                     Average              Yield/     Average               Yield/     Average                Yield/
                                   Balance /1/  Interest   Rate    Balance /1/  Interest  Average   Balance /1/  Interest     Rate
                                  ------------  --------  -------  -----------  --------  --------  -----------  --------  ---------
Interest Earning Assets:
 Loans /2/.......................   $33,358     $3,057     9.16%    $31,622     $2,813      8.90%     $31,089    $2,717      8.74
 Investment Securities...........     5,352        384     7.17       7,872        474      6.02        4,076       238      5.84
 Mortgage-Backed Securities......    30,064      1,783     5.93      31,280      2,019      6.45       36,382     2,063      5.67
 Other Investments...............     8,333        435     5.22       6,368        350      5.50        5,563       192      3.45
                                  ------------  --------  -------  -----------  --------  --------  -----------  --------  ---------
  Total Interest Earning
   Assets........................    77,107      5,659     7.34      77,142      5,656      7.33       77,110     5,210      6.76
                                                --------                        --------                         --------
Non Interest Earning Assets......     2,704                           2,275                             1,979
                                  ------------                     -----------                      -----------
   Total Assets..................    79,811                          79,417                             79,089
                                  ============                     ===========                      ===========
Interest Bearing Liabilities:
 Savings Deposits................    68,118      2,816     4.13      67,794      2,569      3.79       68,236     2,241      3.28
 FHLB Advances...................       719         46     6.40         744         50      6.72          775        52      6.71
                                  ------------  --------  -------  -----------  --------  --------  -----------  --------  ---------
  Total Interest Bearing
   Liabilities...................    68,837      2,862     4.16      68,538      2,619      3.82       69,011     2,293      3.32
                                                --------                        --------                         --------
Non Interest Bearing
 Liabilities.....................       825                             630                               545
Stockholders' Equity.............    10,149                          10,249                             9,533
                                  ------------                     -----------                      -----------
   Total Liabilities and
  Stockholders' Equity...........   $79,811                         $79,417                           $79,089
                                  ============                     ===========                      ===========
Net Interest Income..............               $2,797                          $3,037                           $2,917
                                                ========                        ========                         ========
Interest Rate Spread /3/.........                          3.18%                            3.51%                            3.44%
                                                         ========                        =========                        ==========
Net Interest Margin /4/..........                          3.63%                            3.94%                            3.78%
                                                         ========                        =========                        ==========
Ratio of Average Interest
  Bearing Assets to Average
  Interest Bearing Liabilities                           112.01%                          112.55%                          111.74%
                                                         =======                         ========                         =========

---------------------------------
/1/  Average Balances are based on month-end balances.
/2/  Includes loans held for sale.
/3/ Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
/4/ Represents net interest income as a percentage of the average balance of interest-earning assets for the same period.

Rate/Volume Analysis

  The following table sets forth certain information regarding changes in interest income and interest expense of the Savings Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (change in rate multiplied by old volume); (3) changes in rate-volume (changes in rate multiplied by the change in volume).

                              Year ended September 30,
                         ---------------------------------------------------------------------------------------------------------
                                    1995 vs. 1996                       1994 vs. 1995                      1993 vs. 1994
                                 Increase/(Decrease)                 Increase/(Decrease)                Increase/(Decrease)
                                        Due to                             Due to                             Due to
                         ----------------------------------  ---------------------------------  ----------------------------------
                         Volume     Rate     R/V     Total   Volume   Rate      R/V     Total    Volume   Rate      R/V     Total
                         -------  -------  -------  -------  ------- -------  -------  -------  -------  -------  -------  -------

Interest Income:
 Loan Portfolio.........  157.5     82.2      4.5    244.2     46.6    48.0      0.8     95.4   (308.0)  (301.0)    28.1   (580.9)
 Investments............ (151.7)    90.5    (29.0)   (90.2)   235.2     0.5      0.4    236.1    164.3    (55.5)   (55.2)    53.6
 Mortgage Backed
  Securities............  (78.4)  (164.7)     6.3   (236.8)  (289.3)  285.2    (40.0)   (44.1)   107.0   (207.5)   (10.2)  (110.7)
 Other Interest Income..  109.1    (17.8)    (5.5)    85.8     30.7   111.4     16.1    158.2     42.0    (10.9)    (1.5)    29.6
                         -------  -------  -------  -------  ------- -------  -------  -------  -------  -------  -------  -------
 Total Interest-earning
  Assets................   36.5     (9.7)   (23.7)    (3.0)    23.2   445.1    (22.7)   445.6      5.3   (574.9)   (38.8)  (608.4)
                         =======  =======  =======  =======  ======= =======  =======  =======  =======  =======  =======  =======

Interest Expense:
 Savings Deposits.......   12.3    233.5      1.1    246.9    (14.5)  345.3     (2.2)   328.6      1.4   (220.0)    (0.1)  (218.7)
 Borrowings and Federal
  Home Loan Bank
  Advances..............   (1.7)    (2.4)      .1     (4.0)    (2.1)   (0.2)     0.0     (2.3)    (1.5)    (4.8)     0.1     (6.2)
                         -------  -------  -------  -------  ------- -------  -------  -------  -------  -------  -------  -------
Total Interest-bearing
  liabilities...........   10.6    231.1      1.2    242.9    (16.6)  345.1     (2.2)   326.3     (0.1)  (224.8)     0.0   (224.9)
                         =======  =======  =======  =======  ======= =======  =======  =======  =======  =======  =======  =======

Net change in net
 interest income
 (expense)..............   25.9   (240.9)   (24.9)  (239.9)    39.8   100.0    (20.5)   119.3      5.4   (350.1)   (38.8)  (383.5)
                         =======  =======  =======  =======  ======= =======  =======  =======  =======  =======  =======  =======

Note: The total rate and volume variances have been allocated to rate and volume changes depending on the degree of variance in each category for the year in question. Changes in both rate and volume are allocated proportionately between changes in rate and changes in volume. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1996 AND 1995

     The Company's consolidated assets decreased $4.4 million, or 5.6% to $74.4 million, at September 30, 1996 compared to 78.8 million at September 30, 1995. Securities available-for-sale increased $2.1 million, securities held-to-maturity decreased $9.2 million, loans increased $3.0 million, cash and cash equivalents plus certificates of deposit decreased $285,000, and other non-interest earning assets decreased by $81,000.

     Securities available-for-sale increased $2.1 million due to a $3.6 million purchase of two mortgage-backed securities offset by $1.5 million in principal repayments received on mortgage-backed securities and amortization of premiums. Securities held-to-maturity decreased $9.2 million due to the call and maturity of two U.S. Treasury instruments and three bonds totaling $14.6 million, the redemption of $55,000 of FHLB stock, and principal repayments received on mortgage backed securities and amortization of premiums totalling $5.0 million offset by the purchase of $10.5 million in U.S. Government obligations and debt securities of U.S. Government agencies. Securities classified as held-to-maturity at September 30, 1996 reflected unrealized losses of $528,000. Management considers these unrealized losses as temporary declines in the fair value and does not consider any of the securities permanently impaired.

     Liabilities of the Company decreased $2.1 million or 3.1% to $66.2 million at September 30, 1996 compared to $68.3 million at September 30, 1995. The decrease in liabilities was primarily due to the decrease in deposits of $2.7 million, reflecting the strong competition within the local market area and expiration of the Savings Bank's term for rotated community deposits (Clark County School Board).

     Stockholders' equity decreased by $2.3 million to $8.2 million at September 30, 1996 compared to $10.5 million at September 30, 1995. The decrease was due to the $2.7 million repurchase of 64,244 shares pursuant to an agreement approved by the Board of Directors of the Company on October 17, 1995 and payment of dividends totaling $354,000 offset by net income of $707,000 plus an increase of $18,000 in the net unrealized appreciation of securities available-for-sale.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1996 AND 1995

Net Income

     Income before the cumulative effect of a change in accounting principle decreased by $371,000 or 34.4% to $707,000 for the year ended September 30, 1996 as compared to $1,078,000 for the same period in 1995. The net decrease was due to a decrease of $239,000 in net interest income, an increase of $39,000 in the provision for loan losses and an increase of $316,000 in non-interest expense offset by an increase of $41,000 in non-interest income and a decrease of $182,000 in income tax expense.

Interest Income

     Interest income was $5.7 million for the years ended September 30, 1996 and 1995. For the year ended September 30, 1996, interest income was 7.34% of average interest earning assets as compared to 7.33% for the year ended September 30, 1995.

Interest Expense

     Interest expense was $2.9 million, or 4.16% of average interest bearing liabilities for the year ended September 30, 1996 as compared to $2.6 million, or 3.82% of average interest bearing liabilities for the corresponding period in 1995. The increase in interest expense was primarily the result of an increase of 34 basis points in the average rate paid on deposits and an increase of approximately $300,000 in average interest bearing deposits in 1996 compared to 1995.

Provision for Loan Losses

     The provision for loan losses was approximately $57,000 and $19,000 for the years ended September 30, 1996 and 1995, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1996, the allowance for loan losses represented 1.06% of total loans compared to 1.05% at September 30, 1995.

Non-Interest Income

     Non-interest income amounted to $445,000 and $404,000 for the years ended September 30, 1996 and 1995, respectively. Non-interest income increased $41,000 in the 1996 period compared to the same period in 1995. The increase was due to an additional net gain on the sale of securities and loans of $26,000 plus an increase of $15,000 in service fees on loans and deposits for the year ended September 30, 1996 as compared to the corresponding period in 1995.

Non-Interest Expense

     Non-interest expenses increased $316,000 or 17.8% to $2.1 million for the year ended September 30, 1996 compared to $1.8 million for the same period in 1995. Non-interest expense was 2.6% and 2.2% of average assets for the years ended September 30, 1996 and 1995, respectively. The increase of $316,000 was primarily due to an increase of $444,000 in federal insurance premiums offset by $101,000 decrease in legal fees and a $30,000 decrease in other operating expenses. The increase of $444,000 in federal insurance premiums was primarily due to a special assessment of $435,000 assessed by the FDIC to recapitalize the Savings Association Insurance Fund (SAIF), pursuant to legislation signed by the President on September 30, 1996. The decrease of $101,000 in legal expenses was due to special services provided during 1995 which was not a recurring expense, plus reimbursement of $44,000 in legal fees pursuant to a legal settlement in fiscal year 1996. The decrease of $30,000 in other operating expenses was primarily due to a $23,000 decrease in loan related expenses net of reimbursements.

Income Tax Expense

     The provision for income tax expense amounted to approximately $386,000 and $568,000 for the years ended September 30, 1996 and 1995, respectively. The provision for income tax expense as a percentage of income before income tax expense and cumulative effect of the change in accounting principle amounted to 35.3% and 34.5% for 1996 and 1995, respectively.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND 1994

Net Income

     Income before the cumulative effect of a change in accounting principle increased by $27,000 or 2.6% to $1,078,000 for the year ended September 30, 1995 as compared to $1,050,000 for the same period in 1995. The net increase was due to an increase of $119,000 in net interest income, plus an increase of $14,000 in non-interest income offset by increases of $14,000 in the provision for loan losses, $58,000 in non-interest expense and $34,000 in income tax expense. The Company changed its method of accounting for federal income taxes in Fiscal Year 1994, which resulted in additional expense of $18,000, reducing net income to $1,032,000 for 1994.

Interest Income

     Interest income was $5.7 million, or 7.33% of average interest earning assets for the year ended September 30, 1995 as compared to $5.2 million, or 6.76% of average interest earning assets for the year ended September 30, 1994. The increase in interest income was primarily the result of an increase of 57 basis points in the average rate earned on interest earning assets.

Interest Expense

     Interest expense was $2.6 million, or 3.82% of average interest bearing liabilities for the year ended September 30, 1995 as compared to $2.3 million, or 3.32% of average interest bearing liabilities for the corresponding period in 1994. The increase in interest expense was primarily the result of an increase of 50 basis points in the average rate paid on deposits partially offset by the decrease of approximately $473,000 in average interest bearing deposits in 1995 compared to 1994.

Provision for Loan Losses

     The provision for loan losses was $19,000 and $5,000 for the years ended September 30, 1995 and 1994, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1995, the allowance for loan losses represented 1.05% of total loans compared to 1.15% at September 30, 1994.

Non-Interest Income

     Non-interest income amounted to $404,000 and $388,000 for the years ended September 30, 1995 and 1994, respectively. Non-interest income increased $14,000 in fiscal year 1995 compared to the same period in 1994. The increase was due to an increase of $49,000 in service fees on loans and deposits offset by a decrease of $35,000 in the net gain on the sale of securities and loans for the year ended September 30, 1995 as compared to the corresponding period in 1994.

Non-Interest Expense

     Non-interest expenses increased $58,000 or 3.4% to $1.8 million for the year ended September 30, 1995 compared to $1.7 million for the same period in 1994. Non-interest expense was 2.2% of average assets for both years ended September 30, 1995 and 1994. The increase of $58,000 was primarily due to an increase of $61,000 in compensation and benefits and an increase of $50,000 in other operating expenses offset by a $40,000 decrease in legal expenses and a $13,000 decrease in various other non-interest expense accounts. Compensation and benefits increased $61,000 due to normal salary increases and a bonus paid in 1995 that was not paid in 1994. The decrease of $40,000 in legal expenses was due to special services provided in 1994 which was not a recurring expense. The increase of $50,000 in other operating expense was caused primarily by an increase of $22,000 related to loan expenses, an increase of $12,000 in expenditures related to the new holding company and a net increase of $16,000 in various other expenditures.

Income Tax Expense

     The provision for income tax expense amounted to approximately $568,000 and $534,000 for the years ended September 30, 1995 and 1994, respectively. The provision for income tax expense as a percentage of income before income tax expense and cumulative effect of the change in accounting principle amounted to 34.5% and 33.7% for 1995 and 1994, respectively.

MORTGAGE BANKING ACTIVITY

     Net loans increased from $32.0 million at September 30, 1995 to $35.2 million at September 30, 1996, an increase of 10.1%. The Savings Bank's portfolio of loans owned by others but serviced by the Savings Bank increased
 .4% from $50.1 million at September 30, 1995 to $50.3 million at September 30, 1996. The Savings Bank originated all of the loans which it services.

LIQUIDITY AND COMMITTED RESOURCES

     The Corporation's primary source of liquidity is dividends paid by the Savings Bank. The Savings Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Corporation.

     The Savings Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings. At September 30, 1996, the Savings Bank had outstanding advances from the FHLB of Cincinnati totalling $698,798.

     OTS regulations require that the Savings Bank maintain specified levels of liquidity. Liquidity is measured as a ratio of cash and certain investments to withdrawable savings. The minimum level of liquidity required by the regulations is presently 5.0%. As of September 30, 1996, the Savings Bank's liquidity ratio under applicable federal regulations was 24.8% as compared to 26.7% at September 30, 1995. At September 30, 1996, the Savings Bank had $25.7 million in certificates of deposit maturing within one year, and $11.7 million maturing between one and three years. Management believes, based on past experience, that the Savings Bank will retain much of the deposits or replace them with new deposits.

     As of September 30, 1996, the Savings Bank had $2.3 million in loans approved but not closed; none of these were evidenced by written commitments. The Savings Bank anticipated selling $1.2 million of the loans approved but not closed. As of September 30, 1996, Pioneer Federal had four formal commitments to sell loans, totalling $138,000.

     The Savings Bank is required to maintain specified amounts of capital pursuant to federal law and regulations promulgated by OTS. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement and a risk-based capital requirement. At September 30, 1996, the Savings Bank's tangible and core capital totalled $8.1 million. This amount exceeded the tangible capital requirement of $1.1 million by $7.0 million, and the core capital requirement of $2.2 million by $5.9 million on that date. At September 30, 1996, the Savings Bank's risk-based capital totalled $8.5 million, which exceeded its risk-based capital requirement of $2.5 million by $6.0 million.

Impact of Inflation and Changing Prices

     The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary. As a result, interest rates have a greater impact on the Company's performance than do the effects of general level of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of Recent Accounting Pronouncements

     Disclosures of Fair Value of Financial Instruments.  In December, 1991, the
     ---------------------------------------------------
Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 107 requires the Company to disclose the fair value of its financial instruments, which will include the majority of its balance sheet accounts in addition to selected off-balance sheet items. SFAS No. 107 became effective for the Company in fiscal 1996 because the Company has less than $150 million in total assets. Earlier adoption was required for entities with assets in excess of $150 million. SFAS No. 107 focuses only on disclosure of fair values in the financial statements and,therefore, has no effect on consolidated financial position and results of operations.

     Accounting for Impaired Loans.  In September, 1993, the FASB issued SFAS
     ------------------------------
No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 specifies that allowances for loan losses on impaired loans should be determined using the present value of estimated future cash flows of the loan, discounted at the loans' effective interest rate. A loan is impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract. SFAS No. 114 is effective for fiscal years beginning after December 15, 1994, which for the Company is the 1996 fiscal year. Management adopted SFAS No. 114 on October 1, 1995, without material impact on consolidated financial position or results of operations. In October, 1994, the FASB amended certain of the revenue recognition provisions of SFAS No. 114 by the issuance of SFAS No. 118. Such revisions similarly had no material effect on the consolidated financial condition or results of operations of the Company.

     Derivative Financial Instruments.  In October, 1994, the FASB issued SFAS
     ---------------------------------
No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 requires financial statement disclosure of certain derivative financial instruments, defined as futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. In the opinion of management, the disclosure requirements of SFAS No. 119 will not have a material effect on the Company's consolidated financial condition or results of operations, as the Company does not invest in derivative financial instruments, as defined in SFAS No. 119. As a result, the applicability of SFAS No. 119 relates solely to disclosure requirements pertaining to fixed-rate and adjustable-rate loan commitments.

    Accounting for ESOP.  The Accounting Standards Executive Committee of the
    --------------------
American Institute of Certified Public Accountants ("AcSEC") has issued Statement of Position ("SOP 93-6") on "Employers' Accounting for Employee Stock Ownership Plans" ("ESOP"). SOP 93-6, among other things, changes the measure of compensation expense recorded by employers from the cost of ESOP shares to the fair value of ESOP shares. To the extent that fair value of the Company's ESOP shares differs from the costs of such shares, compensation expense must be recorded in the Company's financial statements for the fair value of ESOP shares allocated to participants for a reporting period. SOP 93-6 was adopted by the Company during fiscal 1995, without material financial statement effect.

     Accounting for Mortgage Servicing.  In May, 1995, the FASB issued SFAS No.
     ----------------------------------
122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires that the Company recognizes as separate assets rights to service mortgage loans for others, regardless of how those servicing rights were acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights. SFAS No. 122 also requires that an enterprise allocate the cost of purchasing or originating the mortgage loans between the mortgage servicing rights and the loans when mortgage loans are securitized, if it is practicable to estimate the fair value of mortgage servicing rights. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment would be measured based on fair value. SFAS No. 122 is to be applied prospectively in the Company's fiscal year beginning October 1, 1996, to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application is prohibited. Management adopted SFAS No. 122 on October 1, 1996, as required, without material effect on the Company's consolidated financial position or results of operations.

     Accounting for Stock-Based Compensation. In October, 1994, the FASB issued
     ----------------------------------------
SFAS No. 123 entitled "Accounting for Stock-Based Compensation." SFAS no. 123 establishes a fair value based method of accounting for stock-based compensation paid to employees. SFAS No. 123 recognizes the fair value of an award of stock or stock options on the grant date and is effective for transactions occurring after December, 1995. Companies are allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings and, if presented, earnings per share, as if SFAS No. 123 had been adopted. The Company does not currently have any outstanding stock options and therefore adoption of SFAS No. 123 will not have a material effect on the Company's consolidated financial condition or results of operations.

     Accounting for Transfers of Financial Assets.  In June, 1996, the FASB
     ---------------------------------------------
issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not quality as a sale, it is accounted for as a secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

     An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

     SFAS No. 125 provides that a liability is removed from the balance sheet only if the debtor either pays the creditor and is relieved of its obligation for the liability or is legally released from being the primary obligor.

     SFAS No. 125 is effective for transfer and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. Management does not believe that adoption of SFAS No. 125 will have a material adverse effect on the Company's consolidated financial position or results of operations.

Other Developments - BIF-SAIF Premium Disparity; Deposit Insurance Assessment; Bad Debt Reserve Recapture

     The Bank's savings deposits are insured by the Savings Associations Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The assessment rate currently ranges from 0.23% of deposits for well capitalized institutions to 0.31% of deposits for undercapitalized institutions.

     The FDIC also administers the Bank Insurance Fund ("BIF"), which has the same designated reserve ratio as the SAIF. On August 8, 1995, the FDIC adopted an amendment to the BIF risk-based assessment schedule which lowered the deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF to a range of 0.31% of insured deposits for undercapitalized BIF-insured institutions to 0.04% of deposits for well-capitalized institutions, which constitute over 90% of BIF-insured institutions. The FDIC amendment became effective September 30, 1995. On November 14, 1995, the BIF assessment rate schedule was further revised to a statutory minimum of $2,000 annually for well capitalized institutions to 0.27% for deposits for undercapitalized institutions. These revisions to the BIF assessment rate schedule created a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and placed SAIF-insured savings institutions such as the Bank at a significant competitive disadvantage to BIF-insured institutions.

     On September 30, 1996, the President signed legislation which among other things, recapitalized the Savings Associations Insurance Fund through a special assessment on most savings financial institutions, such as the Savings Bank. The special assessment amounted to 65.7 basis points applied to the Savings Bank's insured deposits as of March 31, 1995, and amounted to $435,000. The expense was recognized in the consolidated financial statements for the year ended September 30, 1996 and the after tax impact was to reduce net income by $287,000 or $1.12 per share of common stock. As a result of this special assessment, the insurance assessment rate on the Bank's deposits will be reduced to the same rates assessed banks insured by BIF beginning January 1, 1997.

     In addition, the legislation repealed the bad debt deduction under the percentage of taxable income method of the Internal Revenue Code for savings banks. Savings banks, like the Bank, which have previously used the percentage of taxable income method in computing its bad debt deduction for tax purposes will be required to recapture into taxable income post-1987 reserves over a six-year period beginning with the 1996 taxable year (fiscal year 1997 for the Bank). The start of such recapture may be delayed until the 1998 taxable year if the dollar amount of the institutions's residential loan originations in each year is not less than the average dollar amount of residential loans originated in each of the nine most recent years disregarding the years with the highest and lowest originations during such period. For purposes of this test, residential loan originations would not include refinancing and home equity loans. The impact of this legislation will not have a material impact on the financial statements of the Company.

DIVIDENDS ON AND PRICE RANGE OF COMMON STOCK

     During fiscal year 1996, the Corporation declared dividends in the following amounts:

       December 15, 1995         33c per share
       March 15, 1996            35c per share
       June 15, 1996             35c per share
       September 15, 1996        35c per share


     Under OTS regulations, the Savings Bank may not pay cash dividends on its Common Stock if, as a result thereof, its regulatory capital would be reduced below its regulatory requirement. The Savings Bank exceeded all of the minimum regulatory capital requirements during the entire fiscal year.

     The Savings Bank's stock sold for $41.50 per share at the beginning of the fiscal year; the Corporation's stock sold for up to $40.00 per share at mid-year, and the last sale during the fiscal year was at $41.50 per share.

CERTIFYING ACCOUNTANT

     Miller, Mayer, Sullivan & Stevens LLP, and York, Neel & Company, LLP, joint venturers, have been appointed as the Corporation's independent auditor for the fiscal year ending September 30, 1996 pursuant to the recommendation of the Audit Committee of the Board of Directors. A representative of Miller, Mayer, Sullivan & Stevens LLP is expected to be present at the annual meeting with an opportunity to make a statement if he desires to do so and to answer appropriate questions with respect to that firm's examination of the Corporation's financial statements and records for the fiscal year ended September 30, 1996.

               [LETTERHEAD OF YORK, NEEL & COMPANY APPEARS HERE]

                     MILLER, MAYER, SULLIVAN & STEVENS LLP
                         CERTIFIED PUBLIC ACCOUNTANTS
                      "INNOVATORS OF SOLUTION TECHNOLOGY"
                         INDEPENDENT AUDITORS' REPORT

Board of Directors
Pioneer Financial Corporation
Winchester, Kentucky


We have audited the accompanying consolidated balance sheets of Pioneer Financial Corporation and Subsidiary as of September 30, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 1996. These consolidated financial statements are the responsibility of the management of Pioneer Financial Corporation (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Financial Corporation and Subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1996 in conformity with generally accepted accounting principles.


/s/ Miller, Mayer, Sullivan & Stevens    /s/ York, Neel & Company, LLP

Lexington, Kentucky                      Owensboro, Kentucky
November 11, 1996                        November 11, 1996

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1996 AND 1995
                          ---------------------------
ASSETS                                                                              1996          1995
                                                                                ------------  -----------
Cash and due from banks                                                          $   732,573  $   790,037
Interest bearing deposits                                                          1,529,881    4,874,490
Federal funds sold                                                                 3,211,000
Certificates of deposit                                                              194,000      288,000
Securities available-for-sale, at fair value                                       7,601,611    5,468,682
Securities held-to-maturity, fair value of $23,520,598
     and $32,898,797 for 1996 and 1995, respectively                              23,972,497   33,207,364
Loans receivable, net                                                             35,247,421   32,026,342
Loans held for sale                                                                               187,363
Accrued interest receivable                                                          535,269      675,154
Premises and equipment, net                                                        1,175,987    1,177,412
Prepaid federal income taxes                                                         119,357
Other assets                                                                          81,541      141,074
                                                                                 -----------  -----------
         Total assets                                                            $74,401,137  $78,835,918
                                                                                 ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                         $64,335,165  $67,087,921
Advances from Federal Home Loan Bank                                                 698,798      742,430
Advance payments by borrowers for taxes and insurance                                 26,788       23,396
Deferred federal income taxes                                                        138,040      120,420
Federal income taxes payable                                                                        7,614
Other liabilities                                                                    957,711      314,359
                                                                                 -----------  -----------
         Total liabilities                                                        66,156,502   68,296,140
                                                                                 -----------  -----------

Stockholders' equity
 Common stock, $1 par value, 500,000 shares authorized; 208,233 and                  208,233      272,477
     272,477 shares, issued and outstanding for 1996 and 1995, respectively
 Additional paid-in capital                                                        1,797,432    2,351,858
 Retained earnings, substantially restricted                                       6,213,169    7,907,176
 Net unrealized appreciation on securities available-for-sale,
     net of deferred income taxes                                                     25,801        8,267
                                                                                 -----------  -----------
         Total stockholders' equity                                                8,244,635   10,539,778
                                                                                 -----------  -----------
         Total liabilities and stockholders' equity                              $74,401,137  $78,835,918
                                                                                 ===========  ===========

          The accompanying notes are an integral part of the consolidated financial statements.


                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
            FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994
                      ----------------------------------

                                                                      1996           1995        1994
                                                                   ----------     ----------  ----------
INTEREST INCOME:
     Interest on loans                                             $3,057,393     $2,812,782   $2,717,427
     Interest and dividends on securities                           2,167,280      2,493,348    2,300,702
     Other interest income                                            434,493        349,560      192,087
                                                                   ----------     ----------   ----------
          Total interest income                                     5,659,166      5,655,690    5,210,216
                                                                   ----------     ----------   ----------
INTEREST EXPENSE:
     Interest on deposits                                           2,815,403      2,569,375    2,240,756
     Interest on borrowings                                            46,360         49,526       51,781
                                                                   ----------     ----------   ----------
          Total interest expense                                    2,861,763      2,618,901    2,292,537
                                                                   ----------     ----------   ----------

Net interest income                                                 2,797,403      3,036,789    2,917,679
Provision for loan losses                                              57,433         19,000        5,000
                                                                   ----------     ----------   ----------
          Net interest income after provision for loan losses       2,739,970      3,017,789    2,912,679
                                                                   ----------     ----------   ----------
NON-INTEREST INCOME:
     Loan and other service fees, net                                 409,519        394,470      344,683
     Gain on matured security                                          33,310
     Gain (loss) on sale of securities                                                 1,822       (6,083)
     Gain on sale of loans                                              2,698          7,546       50,533
                                                                   ----------     ----------   ----------
                                                                      445,527        403,838      389,133
                                                                   ----------     ----------   ----------
NON-INTEREST EXPENSE:
     Compensation and benefits                                        863,508        848,817      787,870
     Occupancy expenses, net                                          190,194        203,789      204,357
     Office supplies and expenses                                     110,441        103,926      106,578
     Federal and other insurance premiums                             616,705        172,036      177,736
     Legal expenses                                                     3,827        104,953      144,637
     Data processing expenses                                         136,616        141,176      140,157
     State franchise tax                                               64,790         64,409       69,496
     Other operating expenses                                         106,117        136,875       87,003
                                                                   ----------     ----------   ----------
                                                                    2,092,198      1,775,981    1,717,834
                                                                   ----------     ----------   ----------

Income before income tax expense and cumulative effect of
 change in accounting principle                                     1,093,299      1,645,646    1,583,978
Income tax expense                                                    386,317        568,143      533,755
                                                                   ----------     ----------   ----------
Income before cumulative effect of change in
  accounting principle                                                706,982      1,077,503    1,050,223

Cumulative effect of change in accounting principle                                               (17,881)
                                                                   ----------     ----------   ----------
Net income                                                         $  706,982     $1,077,503   $1,032,342
                                                                   ==========     ==========   ==========

Earnings per share                                                      $2.76          $3.95        $3.79
                                                                   ==========     ==========   ==========

          The accompanying notes are an integral part of the consolidated financial statements.

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
            FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994


                                                                                   NET UNREALIZED
                                                                                  APPRECIATION ON
                                                        ADDITIONAL                   SECURITIES            TOTAL
                                             COMMON       PAID-IN      RETAINED    AVAILABLE-FOR-      STOCKHOLDERS'
                                              STOCK       CAPITAL      EARNINGS         SALE              EQUITY
                                             --------   ----------   -----------  ---------------    ---------------
Balance, September 30, 1993                  $272,477   $2,351,858   $ 6,462,175   $                     $ 9,086,510

   Net Income                                                          1,032,342                           1,032,342

   Declaration of dividend                                              (313,349)                           (313,349)
                                             --------   ----------   -----------  ---------------    ---------------

Balance, September 30, 1994                   272,477    2,351,858     7,181,168                           9,805,503

   Net Income                                                          1,077,503                           1,077,503

   Declaration of dividend                                              (351,495)                           (351,495)

   Cumulative effect October 1, 1994 of
     change in accounting for securities                                                   64,189             64,189

   Change in net unrealized gain on
    securities available-for-sale, net of
    deferred income taxes                                                                 (55,922)           (55,922)
                                             --------   ----------   -----------  ---------------    ---------------

Balance, September 30, 1995                   272,477    2,351,858     7,907,176            8,267         10,539,778

 Net Income                                                              706,982                             706,982

     Declaration of dividend                                            (353,533)                           (353,533)

     Stock repurchase (64,244 shares)         (64,244)    (554,426)   (2,047,456)                         (2,666,126)

Change in net unrealized gain on
 securities available-for-sale, net of
 deferred income taxes                                                                    17,534              17,534
                                             --------   ----------   -----------  --------------     ---------------
Balance, September 30, 1996                  $208,233   $1,797,432   $ 6,213,169        $ 25,801         $ 8,244,635
                                             ========   ==========   ===========  ==============     ===============

     The accompanying notes are an integral part of the consolidated financial statements.

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994
                                ------------------

                                                                    1996         1995           1994
                                                               ------------   -----------   ------------
OPERATING ACTIVITIES
Net income                                                     $    706,982   $ 1,077,503   $  1,032,342
Adjustments to reconcile net income to net cash provided by
 operating activities:
     Provision for loan losses                                       57,433        19,000          5,000
     Amortization of investment premium (discount)                  168,615       108,179        359,511
     Amortization of organizational cost                             13,507        12,382
     Provision for depreciation                                      53,365        79,900         77,132
     Amortization of loan fees                                      (92,303)      (48,617)       (64,067)
     FHLB stock dividend                                            (27,400)      (36,900)       (28,400)
     Securities (gain)loss, net                                     (33,310)       (1,822)         6,083
     Loans originated for sale                                  (10,162,642)   (7,457,985)   (17,868,395)
     Proceeds from loans held for sale                           10,165,340     7,465,531     17,918,928
     Gain on sale of loans                                           (2,698)       (7,546)       (50,533)
     Change in:
          Prepaid expense                                            46,028       (57,523)        (8,088)
          Interest receivable                                       139,885       (58,475)        42,931
          Interest payable                                           15,914         5,886        (15,741)
          Accrued liabilities                                       627,438        55,866         29,843
          Income taxes payable                                     (118,385)       11,364         46,935
                                                               ------------   -----------   ------------
     Net cash provided by operating activities                    1,557,769     1,166,743      1,483,481
                                                               ------------   -----------   ------------

INVESTING ACTIVITIES

Net (increase) decrease in loans                                 (2,998,846)   (2,800,413)     5,012,344
Investment securities, matured                                                                   895,000
Purchase of investment securities                                                             (4,195,075)
Purchase of mortgage-backed securities                                                       (21,160,745)
Sale of mortgage-backed securities                                                             8,217,951
Principal repayments, mortgage-backed securities                  6,486,307     3,995,015     11,590,282
Purchase of premises and equipment                                  (51,941)      (18,494)       (61,380)
Purchase of FHLB stock                                                                           (68,400)
Redemption of FHLB stock                                             55,200        91,800
Proceeds from sale of securities available-for-sale                             4,488,932
Purchase of securities available-for-sale                        (3,614,506)   (5,679,519)
Purchase of securities held-to-maturity                         (10,484,665)   (8,074,208)
Maturity of securities held-to-maturity                          14,578,264     7,548,430
Maturity of certificates of deposit                                  94,000
                                                               ------------   -----------   ------------
     Net cash provided (used) by investing activities             4,063,813      (448,457)       229,977
                                                               ------------   -----------   ------------

                                  (Continued)
      The accompanying notes are an integral part of the consolidated financial statements.

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
            FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1995, AND 1994
                      ----------------------------------

                                                             1996          1995          1994
                                                         -----------   -----------   -----------
FINANCING ACTIVITIES

Net increase (decrease) in demand deposits,
NOW accounts and savings accounts                         (1,678,188)   (4,229,812)    3,577,821
Net increase (decrease) in certificates of deposit        (1,074,568)    2,632,198    (3,089,972)
Cash dividends                                              (353,533)     (351,495)     (313,349)
Federal Home Loan Bank Advance, repayments                   (43,632)      (14,606)      (37,887)
Net increase (decrease) in custodial accounts                  3,392         5,492       (13,247)
Stock repurchase                                          (2,666,126)
                                                         -----------   -----------   -----------
     Net cash provided (used) by financing activities     (5,812,655)   (1,958,223)      123,366
                                                         -----------   -----------   -----------
Increase (decrease) in cash and cash equivalents            (191,073)   (1,239,937)    1,836,824

Cash and cash equivalents, beginning of year               5,664,527     6,904,464     5,067,640
                                                         -----------   -----------   -----------
Cash and cash equivalents, end of year                   $ 5,473,454   $ 5,664,527   $ 6,904,464
                                                         ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURES
  Cash payments for:
     Interest on deposits                                $ 2,811,085   $ 2,563,490   $ 2,256,496
     Income taxes                                        $   505,000   $   627,000   $   505,000
  Mortgage loans originated to finance sale of
     foreclosed real estate                                                          $    46,500

  Transfers from loans to real estate acquired
     through foreclosures                                                             $   78,414

    The accompanying notes are an integral part of the consolidated financial statements.


                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      ----------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     On December 20, 1994, the stockholders of Pioneer Federal Savings Bank
     (Bank) approved an agreement and Plan of Reorganization dated October 31, 1994, whereby the Bank through a reverse merger became a wholly owned subsidiary of Pioneer Financial Corporation (Company), a unitary savings and loan holding company. In accordance with the Reorganization Plan, stockholders of the Bank exchanged their shares of common stock on a one for one basis for common shares in the Company's common stock, which represented 100% of the outstanding stock of the Company.

     The Company is a corporation organized under the laws of Kentucky. The Company is a savings and loan holding company whose activities are primarily limited to holding the stock of the Bank. The Bank is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System. As a member of this system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati
     (FHLB) in an amount equal to at least the greater of 1% of its outstanding loan and mortgage-backed securities or .3% of total assets as of December 31 of each year.

     The Bank conducts a general banking business in central Kentucky which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

     The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles (GAAP) and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated.

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              -----------------

     LOAN ORIGINATION FEES. The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

     INVESTMENT SECURITIES. On October 1, 1994, the Bank adopted Statement of Financial Accounting Standards(SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that all investments in debt securities and all investments in equity securities that have readily determinable fair values be classified into three categories. Securities that management has positive intent and ability to hold until maturity are classified as held-to-maturity. Securities that are bought and held specifically for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available-for-sale. Securities classified as trading and available-for-sale are carried at market value. Unrealized holding gains and losses for trading securities are included in current income. Unrealized holding gains and losses for available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Investments classified as held-to-maturity will be carried at amortized cost. The cumulative effect of this change was to increase stockholders' equity by $97,256, net of deferred taxes of $33,067, as of October 1, 1994.

     Securities that management has the intent and ability to hold to maturity are classified as held-to-maturity, and carried at cost, adjusted for amortization of premium or accretion of discount over the term of the security, using the level yield method. Included in this category of investments is the FHLB stock which is a restricted stock carried at cost. Securities available-for-sale are carried at market value. Adjustments from amortized cost to market value are recorded in stockholders' equity net of deferred income tax until realized. The identified security method is used to determine gains or losses on sales of securities.

     Prior to October 1, 1994, investment securities were carried at cost, adjusted for amortization of premiums and accretion of discounts. The investment securities were carried at cost, as it was management's intent and the Bank had the ability to hold the securities until maturity. Investment securities held for indefinite periods of time, or which management utilized as part of its asset/liability management strategy, or that would be sold in response to changes in interest rates, prepayment risk, or the perceived need to increase regulatory capital were classified as held-for-sale at the point of purchase and carried at the lower of cost or market.

     Regulations require the Bank to maintain an amount of cash and U.S. government and other approved securities equal to a prescribed percentage (5% at September 30, 1996 and 1995) of

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ---------------

     deposit accounts (net of loans secured by deposits) plus short-term borrowings. At September 30, 1996 and 1995, the Bank met these requirements.

     OFFICE PROPERTIES AND EQUIPMENT. Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method and the double declining balance method over the estimated useful lives of the related assets. The gain or loss on the sales of property and equipment is recorded in the year of disposition.

     REAL ESTATE OWNED. Real estate owned is generally comprised of property acquired through foreclosure or deed in lieu of foreclosure. Foreclosed real estate is recorded at the lower of cost or fair value, net of selling expenses, which subsequently becomes the cost, at the date of foreclosure. Expenses relating to holding property, including interest expense, are not capitalized. These expenses are charged to operations as incurred. Gains on the sale of real estate are recognized upon the ultimate disposal of the property. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its net realizable value.

     LOANS RECEIVABLE. Mortgage loans held for sale are valued at the lower of cost or market, as calculated on an aggregate loan basis. All other loans are stated at the principal amount outstanding. The Bank has adequate liquidity and capital, and it is generally management's intention to hold such assets to maturity.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, estimated value of any underlying collateral, and current economic conditions. While management uses the best information available, future adjustments may be necessary if conditions differ substantially from assumptions used in management's evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require additions to the allowances based on their judgment about information available to them at the time of their examination.

     Interest earned on loans receivable is recorded in the period earned. Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

     In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This promulgation, which was amended by SFAS No. 118 as to certain income recognition and disclosure provisions, became effective as to the Company in fiscal 1996. The new accounting standards require that impaired loans be measured based upon the present value of expected future

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

     cash flows discounted at the loan's effective interest rate, or as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

     The Bank adopted SFAS No. 114, as subsequently amended, on October 1, 1995, without material effect on consolidated financial condition or results of operations.

     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogenous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in impaired multi-family and nonresidential loans, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

     Collateral dependent loans when put in non-accrual status are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

     DEPOSITS. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank currently pays an assessment rate of 23% on customer deposits under $100,000. On September 30, 1996, the President signed legislation, which among other things, recapitalized the Savings Association Insurance Fund through a special assessment on savings financial institutions, such as the Bank. The special assessment amounted to $435,000 for the Bank and is included in the Federal and other insurance premium expense for the year ended September 30, 1996. As a result of the recapitalization of the SAIF, the Bank's assessment rate for insurance on deposits, beginning in 1997, is expected to be reduced to approximately 4% on deposits under $100,000.

     INCOME TAXES. The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

     The Company files a consolidated federal income tax return with the Bank. The current income tax expense or benefit is allocated to each Corporation included in the consolidated tax return based on their tax expense or benefit computed on a separate return basis.

     EFFECT OF IMPLEMENTING NEW ACCOUNTING STANDARDS. In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangible assets to be dispose of. The Standard requires an impairment loss to be recognized when the carrying amount of the asset exceeds the fair value of the asset. Management does not anticipate the implementation of this standard having a material adverse impact on the financial statements.

     In May 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which amended SFAS No. 65 "Accounting for Certain Mortgage Banking Activities." SFAS No. 122 requires a mortgage banking enterprise to recognize as separate assets rights to service mortgage loans for others; however, these servicing rights are acquired. This statement applies prospectively in fiscal years beginning after December 15, 1995. The Company is not required to adopt the standard for the periods presented in these financial statements, and as such, has not determined the impact on the consolidated financial statements of adopting this standard.

     CASH AND CASH EQUIVALENTS. For purposes of reporting consolidated cash flows, the Bank considers cash, balances with banks, federal funds sold, and interest bearing deposits in other financial institutions with original maturities of three months or less to be cash equivalents. Cash and cash equivalents includes approximately $4.5 million on deposit with other banks which is not covered by FDIC insurance.

     RECLASSIFICATION. Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassifications had no effect on net income or retained income as previously reported.


                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

2.   INVESTMENT SECURITIES

     The cost and estimated fair value of securities held by the Bank as of September 30, 1996 and 1995 are summarized as follows:

                                                                   1996
                                            --------------------------------------------------
                                                            GROSS       GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED
                                               COST         GAINS       LOSSES     FAIR VALUE
                                            -----------  -----------  ----------   -----------
Securities, available-for-sale:
  SBA Pools                                 $ 3,068,229      $ 8,043     $         $ 3,076,272
  Mortgage-Backed Securities                  4,494,290       44,614       13,565    4,525,339
                                            -----------  -----------  -----------  -----------
                                            $ 7,562,519      $52,657     $ 13,565  $ 7,601,611
                                            ===========  ===========  ===========  ===========
Securities, held-to-maturity:
  Debt Securities:
  U.S. Government and Federal Agencies      $   500,000      $           $  1,565  $   498,435
  Municipal Bonds                               817,221        1,024                   818,245
                                            -----------  -----------  -----------  -----------
                                              1,317,221        1,024        1,565    1,316,680
                                            -----------  -----------  -----------  -----------
   Mortgage-Backed Securities                22,146,476       74,622      525,980   21,695,118
                                            -----------  -----------  -----------  -----------
   Federal Home Loan Bank of Cincinnati,
   capital stock - 5,088 shares                 508,800                                508,800
                                            -----------  -----------  -----------  -----------
                                            $23,972,497      $75,646     $527,545  $23,520,598
                                            ===========  ===========  ===========  ===========

                                                                   1995
                                            --------------------------------------------------
                                                            GROSS       GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED
                                               COST         GAINS       LOSSES     FAIR VALUE
                                            -----------  -----------  ----------  ------------
Securities, available-for-sale:
   SBA Pools                               $ 3,263,731      $18,951     $         $ 3,282,682
   Mortgage-Backed Securities                2,192,425                     6,425    2,186,000
                                           -----------  -----------  -----------  -----------
                                           $ 5,456,156      $18,951     $  6,425  $ 5,468,682
                                           ===========  ===========  ===========  ===========
Securities, held-to-maturity:
   Debt Securities:
   U.S. Government and Federal Agencies    $ 5,043,343      $44,570     $         $ 5,087,913
   Municipal Bonds                             316,901          900                   317,801
                                           -----------  -----------  -----------  -----------
                                             5,360,244       45,470                 5,405,714
                                           -----------  -----------  -----------  -----------
   Mortgage-Backed Securities               27,310,520                   354,037   26,956,483
                                           -----------  -----------  -----------  -----------
   Federal Home Loan Bank of Cincinnati,
   capital stock - 5,366 shares                536,600                                536,600
                                           -----------  -----------  -----------  -----------
                                           $33,207,364      $45,470     $354,037  $32,898,797
                                           ===========  ===========  ===========  ===========

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

   The amortized cost and estimated market value of debt securities at September 30, 1996, by contractual maturity, are as follows:

                                                                                               ESTIMATED
                                                                           AMORTIZED             MARKET
                                                                             COST                 VALUE
                                                                         -------------        -------------
   Due in one year or less                                                 $   100,000          $   100,000
   Due after one year through five years                                     1,099,258            1,091,591
   Due after five years through ten years
   Due after ten years                                                         117,963              125,089
                                                                           -----------          -----------
                                                                           $ 1,317,221          $ 1,316,680
                                                                           ===========          ===========

   Effective October 1, 1994, the Bank changed its policy in accounting for debt and equity securities to conform with the requirements of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The unrealized gain on securities available-for-sale of $39,093 net of deferred income taxes of $13,292 has been recorded as a separate component of stockholders' equity as of September 30, 1996.

   For the year ended September 30, 1996, the Bank received $14,578,264 from the maturity and call of U.S. Government instruments and debt securities backed by U.S. Government agencies, all of which were classified as securities held-to-maturity. The Bank recognized a gain of $33,310 on the call of a Federal National Mortgage Association (FNMA) bond.

   For the year ended September 30, 1995, the Bank received $548,050 from the sale of equity securities and $3,940,882 from the sale of mortgage-backed securities, all of which were classified as securities available-for-sale. The Bank recognized a gain of $506,267 on the sale of the equity securities and a $504,445 loss on the sale of the mortgage-backed securities. For the year ended September 30, 1994, the Bank received $8,217,951 from the sale of mortgage-backed securities recognizing a loss of $6,083.

   The Bank has pledged mortgage-backed securities totaling $2,855,000 to secure certain municipal deposits as of September 30, 1996.


                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

3.  LOANS RECEIVABLE

   Loans receivable, net at September 30, 1996 and 1995 consists of the following:

                                                                              1996                 1995
                                                                          ------------          -----------
   Loans secured by first lien mortgages on real estate:
      Residential, one-to-four family properties                           $21,252,055          $20,068,885
      Multi-family and commercial properties                                 2,127,870            1,557,696
      Agricultural loans                                                       565,313              789,132
      Construction loans                                                     1,808,092            2,054,728

   Other loans:
      Commercial loans                                                       4,796,056            3,925,614
      Loans secured by deposits                                              1,048,311              973,157
      Home equity loans                                                      1,662,736            1,175,119
      Other secured loans                                                    2,710,992            2,686,983
      Signature loans, unsecured                                               271,109              212,431
                                                                          ------------          -----------
                                                                            36,242,534           33,443,745

     Loans in process                                                         (403,128)            (863,886)
     Provisions for loan losses                                               (382,469)            (352,244)
     Deferred loan origination fees                                           (209,516)            (201,273)
                                                                          ------------          -----------
        Loans receivable, net                                              $35,247,421          $32,026,342
                                                                          ============          ===========

   The Bank services loans sold to other associations or governmental agencies of approximately $50,317,000, $50,138,000, and $48,468,000, as of September
   30, 1996, 1995 and 1994, respectively.

   The Bank provides an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance for loss on loans is analyzed as follows:

                                      YEAR ENDED SEPTEMBER 30,
                                   ------------------------------
                                     1996       1995       1994
                                   --------   --------   --------
Balance at beginning or period     $352,244   $347,618   $397,512
Additions charged to operations      57,433     19,000      5,000
Charge-offs                         (36,901)   (18,433)   (71,038)
Recoveries                            9,693      4,059     16,144
                                   --------   --------   --------
Balance at end of period           $382,469   $352,244   $347,618
                                   ========   ========   ========

At September 30, 1996, the Bank had identified impaired loans totaling $18,000. The allowance for loan losses included $18,000 related to these impaired loans. The average amount of impaired loans for the year ended September 30, 1996 was $34,800. Interest income received and recognized on impaired loans totaled $2,324 for the year ended September 30, 1996.

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

   The following is a summary of non-performing loans (in thousands) for the years ended September 30, 1996, 1995, and 1994, respectively:

                                             SEPTEMBER 30,
                                       --------------------------
                                         1996     1995     1994
                                       -------- -------- --------
   Non-accrual loans                      $ 18     $ 41     $ 32
   Loans past due 90 days or more          205      151       72
                                       -------- -------- --------
   Total non-performing loan balances     $223     $192     $104
                                       ======== ======== ========

   If interest on non-accrual loans had been accrued, such income would have been approximately $5,035, $2,391, and $7,072, for 1996, 1995, and 1994,
   respectively.

   Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 1996 and 1995 are summarized as follows:

                                         SEPTEMBER 30,
                                     --------------------
                                        1996       1995
                                     ---------   --------
   Balance at beginning or period    $ 132,127   $126,435
      Additions during year            222,827     20,032
      Repayments                      (151,378)   (14,340)
                                     ---------   --------
   Balance at end of period          $ 203,576   $132,127
                                     =========   ========

4. PREMISES AND EQUIPMENT

   Office premises and equipment at September 30, 1996 and 1995 includes the following:

                                             USEFUL
               DESCRIPTION                    LIFE          1996           1995
               -----------               -----------    ------------   ------------
Land, buildings, and improvements        30-45 years     $ 1,637,310    $ 1,599,420
Furniture, fixtures, and equipment       5-10 years          720,748        705,062
                                         -----------     -----------   ------------
Balance at end of period                                   2,358,058      2,304,482

   Less accumulated depreciation                          (1,182,071)    (1,127,070)
                                                         -----------    -----------
                                                         $ 1,175,987    $ 1,177,412
                                                         ===========    ===========

   Depreciation expense for the years ended September 30, 1996, 1995 and 1994 amounted to $53,365, $79,900, and $77,132, respectively.

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

5. DEPOSITS

   Deposit accounts at September 30, 1996 and 1995 are summarized as follows:

                                                                                                                SEPTEMBER 30,
                                                                                                           -------------------------
                                                                                                              1996          1995
                                                                                                           ------------  -----------
   Demand deposit accounts, non-interest bearing                                                            $ 2,463,426  $ 2,521,436

   Passbook accounts with a weighted average rate of 2.94% and
   3.00% at September 30, 1996 and 1995, respectively                                                         9,757,570    9,939,079

   NOW and MMDA deposits with a weighted average rate of 2.48%
   and 2.43% at September 30, 1996 and 1995, respectively                                                    13,424,027   14,862,696
                                                                                                           ------------  -----------
                                                                                                             25,645,023   27,323,211


   Certificate of deposits with a weighted average interest  rate of
   5.24% and 5.37% at September 30, 1996 and 1995, respectively                                              38,690,142   39,764,710
                                                                                                           ------------  -----------
      Total Deposits                                                                                        $64,335,165  $67,087,921
                                                                                                           ============  ===========

   Jumbo certificates of deposit (minimum denomination of $100,000)                                         $ 6,064,944  $ 6,742,571
                                                                                                           ============  ===========

   Certificates of deposit by maturity at September 30, 1996 and 1995 (in thousands) are as follows:
                                                                                                                SEPTEMBER 30,
                                                                                                           -------------------------
                                                                                                              1996          1995
                                                                                                           ------------  -----------
    Less than 1 year                                                                                       $     25,659  $    29,949
    1-2 years                                                                                                    10,291        6,403
    2-3 years                                                                                                     1,421        1,514
    Maturing in years thereafter                                                                                  1,319        1,899
                                                                                                           ------------  -----------
                                                                                                           $     38,690  $    39,765
                                                                                                           ============  ===========

   Certificates of deposit by maturity and interest rate category at September 30, 1996 (in thousands) are as follows:
                                                                                           AMOUNT DUE
                                    --------------------------------------------------------------
                                    LESS THAN                                 AFTER 3
                                     ONE YEAR     1-2 YEARS     2-3 YEARS      YEARS       TOTAL
                                    ---------    -----------   -----------   ---------   ---------
    2.01--4.00%                       $   384        $             $           $           $   384
    4.01--6.00%                        23,767         9,378         1,198         201       34,544
    6.01--8.00%                         1,508           913           223       1,118        3,762
                                    ---------    ----------   -----------   ---------    ---------
                                      $25,659       $10,291        $1,421      $1,319      $38,690
                                    =========    ==========   ===========   =========    =========

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               ----------------

   Interest expense on deposits for the periods indicated are as follows:

                                                                    YEARS ENDED SEPTEMBER 30,
                                                             ---------------------------------------
                                                                 1996           1995        1994
                                                             -----------     ----------  -----------
   Money market and NOW account                               $  415,846     $  395,111   $  367,268
   Savings Accounts                                              288,054        307,751      358,322
   Certificates                                                2,111,503      1,866,513    1,515,166
                                                             -----------     ----------  -----------
                                                              $2,815,403     $2,569,375   $2,240,756
                                                             ===========     ==========  ===========


   The Bank maintains arrangements for clearing NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at September 30, 1996 and 1995.

6. ADVANCES FROM FEDERAL HOME LOAN BANK

   The advances from the Federal Home Loan Bank consist of the following:

                                                             SEPTEMBER 30,
                                                     ----------------------------
   MATURITY DATE               INTEREST RATE           1996                1995
   -------------               -------------         --------            --------
   1/1/2006                         6.80%            $186,460            $198,502

   2/1/2007                         6.35%             362,467             386,337

   4/1/2007                         7.50%             124,282             131,705

   7/1/2025                         5.50%              25,589              25,886
                                                     --------            --------
                                                     $698,798            $742,430
                                                     ========            ========

   The following summarizes the amounts due on FHLB advances by year for each of the next five fiscal years and thereafter.

   FISCAL YEAR                                                          AMOUNT
   -----------                                                         --------
   1997                                                                  $ 46,629
   1998                                                                    49,835
   1999                                                                    53,261
   2000                                                                    56,923
   2001                                                                    60,839
   Subsequent to 2001                                                     431,311
                                                                         --------
                                                                         $698,798
                                                                         ========

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               ----------------

   At September 30, 1996 and 1995, the Bank had a cash management advance line of credit with the Federal Home Loan Bank of Cincinnati that allows the Bank to borrow up to $4,000,000 for a maximum thirty day period at a fixed rate or for a maximum of ninety days at a variable rate. No commitment fees are paid under the agreement. There were no borrowings against this line of credit at September 30, 1996.

   These advances are collateralized by Federal Home Loan Bank stock and a blanket agreement against certain real estate loans.

7. INCOME TAXES

   Effective January 1, 1993, the Bank adopted SFAS No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to accounting for income taxes. The cumulative effect of adopting SFAS No. 109 was to decrease net income for the year ended September 30, 1994 by $17,881.

   The provision for income taxes for the periods indicated consist of the following:

                                    YEAR ENDED SEPTEMBER 30,
                                  ----------------------------
                                    1996      1995      1994
                                  --------  --------  --------
   Federal income tax expense:
      Current expense             $377,730  $526,821  $488,740
      Deferred expense               8,587    41,322    45,015
                                  --------  --------  --------
                                  $386,317  $568,143  $533,755
                                  ========  ========  ========

  Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                    YEAR ENDED SEPTEMBER 30,
                                  ----------------------------
                                    1996      1995      1994
                                  --------  --------  --------
   FHLB stock                      $ 3,598   $  (878)  $ 9,656
   Allowance for loan losses        12,153    44,860    36,626
   Other, net                       (7,164)   (2,660)   (1,267)
                                  --------  --------  --------
      Net deferred tax expense     $ 8,587   $41,322   $45,015
                                  ========  ========  ========

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               ----------------

For the periods indicated, total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:


                                                                                                       YEAR ENDED SEPTEMBER 30,
                                                                                                    ------------------------------
                                                                                                       1996      1995       1994
                                                                                                    --------   --------   --------
Expected income tax expense at federal tax rate                                                     $371,722   $559,520   $538,552
Other, net                                                                                            14,595      8,623     (4,797)
                                                                                                    --------   --------   --------
   Total income tax expense                                                                         $386,317   $568,143   $533,755
                                                                                                    ========   ========   ========
Effective income tax rate                                                                               35.3%      34.5%      33.7%
                                                                                                    ========   ========   ========

Deferred tax assets and liabilities as of September 30, 1996 and 1995 consisted of the following:
                                                                                                                 1996       1995
                                                                                                               --------   --------
Deferred tax assets:
   Deferred loan fee income                                                                                    $ 71,235   $ 66,360
                                                                                                               --------   --------
Deferred tax liabilities:
   FHLB stock                                                                                                    86,886     83,288
   Allowance for loan losses                                                                                    106,089     93,937
   Other, net                                                                                                     3,008      5,296
                                                                                                               --------   --------
                                                                                                                195,983    182,521
                                                                                                               --------   --------
   Net deferred taxes payable                                                                                  $124,748   $116,161
                                                                                                               ========   ========

  In addition to the net deferred tax liabilities outlined in the preceding table, the financial statements include a deferred tax liability of $13,292 and $4,259 on the unrealized gain on securities available-for-sale as of September 30, 1996 and 1995, respectively. These amounts have been charged against the unrealized gain on securities available-for-sale with the net amount of $25,801 and $8,267 recorded as a separate component of stockholders' equity at September 30, 1996 and 1995, respectively.

  The Internal Revenue Code allows savings institutions a special bad debt deduction, subject to certain limitations, based on the greater of actual experience or a percentage of taxable income method before such deduction.
  The effective bad debt deduction under the percentage of taxable income method is equal to approximately 8% of taxable income. In September of 1996, legislation was passed by Congress, which repealed the bad debt deduction under the percentage of taxable income method of the Internal Revenue Code for savings banks. Savings banks, like the Bank, which have previously used the percentage of taxable income method in computing its bad debt deduction for tax purposes will be required to recapture into taxable income post 1987 tax reserves over a six-year period, effective in fiscal year 1997 for the Bank. The impact of this legislation will not have a material impact on the financial statements of the Company.

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

8. STOCKHOLDERS' EQUITY AND REGULATORY CAPITAL

   REGULATORY CAPITAL. The Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets such as capitalized mortgage servicing rights) equal to 3.0% of adjusted total assets. A recent OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4%-5% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Bank's present excess regulatory capital position as a result of this change in the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

   As of September 30, 1996, the Bank's regulatory capital exceeded all minimum regulatory capital requirements as shown in the following table:

                                                         REGULATORY CAPITAL
                                   -------------------------------------------------------------
                                   TANGIBLE               CORE              RISK-BASED
                                    CAPITAL   PERCENT    CAPITAL  PERCENT     CAPITAL    PERCENT
                                   --------   -------   -------   -------   ----------   -------
                                                           (IN THOUSANDS)
                                   -------------------------------------------------------------
Capital under generally              $8,169          %  $8,169           %      $8,169          %
 accepted accounting principles

Adjusments:
 Net unrealized appreciation
  on securities available-for-
  sale                                  (26)               (26)                    (26)

  General valuation allowances                                                     364
                                   --------             -------             ----------
Regulatory capital computed           8,143      10.9     8,143      10.9        8,507      26.8
Minimum capital requirement           1,117       1.5     2,234       3.0        2,498       8.0
                                   --------   -------   -------   -------   ----------   -------
Regulatory capital-excess            $7,026       9.4%   $5,909       7.9%      $6,009      18.8%
                                   ========   =======   =======   =======   ==========   =======

   RETAINED EARNINGS RESTRICTION. The Bank is allowed a special bad debt deduction limited generally to eight percent (8%) of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amount qualifying as deductions under

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

   the Internal Revenue Code are later used for purposes other than for bad debt losses, they will be subject to Federal income tax at the then current corporation rate. Retained earnings at September 30, 1996 includes approximately $1,596,000, for which Federal income tax has not been provided nor has been required to be provided (see Note 7).

   LIQUIDATION ACCOUNT. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank at September 30, 1986. The Liquidation Account was $2,531,513 at September 30, 1986 and will be reduced in proportion to reductions in the balance of eligible account holders as determined on each subsequent fiscal year end. The existence of the Liquidation Account will not restrict the use or application of net worth except with respect to the cash payment of dividends.

   DIVIDEND RESTRICTIONS: The payment of cash dividends by the Bank on its Common Stock is limited by regulations of the OTS. Interest on savings accounts will be paid prior to payments of dividends on common stock. The Bank may not declare or pay a cash dividend to the Company in excess of 100% of its net income to date during the current calendar year plus the amount that would reduce by one-half the Bank's capital ratio at the beginning of the year without prior OTS approval. Additional limitation on dividends declared or paid, or repurchases of the Bank stock are tied to the Bank's level of compliance with its regulatory capital requirements.

9. STOCK REPURCHASE

   Pursuant to a Stock Purchase Agreement approved by the Board of Directors and the Office of Thrift Supervision, the Company purchased 64,244 shares of the Company's outstanding stock, of which 58,069 shares were owned by a group of stockholders collectively known as the "EKH Group." The 64,244 shares of common stock were purchased in July of 1996 at a total cost of $2,666,126.

10. RETIREMENT BENEFITS

   PROFIT SHARING PLAN: On December 17, 1985, the Board of Directors of the Bank adopted an employee pension benefit plan (referred to as a "401K Profit Sharing Plan") as described under the Employees' Retirement Income Security Act of 1974. The Plan became effective December 19, 1985. The Plan covers all full time employees who have been employed six months prior to the anniversary date of the Plan. Under the Plan, the Bank makes discretionary contributions based on profits, in accordance with Section 401(k) of the Internal Revenue Code. The Bank did not make any contributions to the Plan for the year ended September 30, 1996 and 1995, and contributed $27,514 to the Plan for the year ended September 30, 1994.

   On October 31, 1994, the Board of Directors of the Bank established an Employee Stock Ownership Plan (the "ESOP") in which employees meeting age and service requirements are eligible to participate. The ESOP is effective beginning January 1, 1994. The ESOP Plan covers all employees

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ---------------

   who have attained the age of 18 and completed at least 1,000 hours of service annually. Contributions to the Plan are determined by the Board of Directors for each plan year and can be made in the form of company stock, cash, or other consideration. The amount of the Company's contribution for each plan year shall at a minimum be the amount necessary to service any debt incurred by the Trustee on behalf of the Trust for the purchase of Company stock. At September 30, 1996 the Trust had not incurred any debt for the purchase of Company stock.

   The Company accounts for the ESOP transactions in accordance with Statement of Position 93-6 "Employers Accounting for Employee Stock Ownership Plans." As a nonleveraged ESOP the compensation cost for the periods included in these financial statements is based on the Company's contribution approved by the Board of Directors for the periods presented. Contributions to the ESOP Trust amounted to $30,512 and $24,425 for the years ended September 30, 1996 and 1995, respectively.

11. RELATED PARTIES

   Mrs. Janet White Prewitt serves the Company as Chairman of the Board of Directors. Mrs. Prewitt is an equity partner in the law firm of White, MCCann, and Stewart that serves as general counsel to Pioneer Federal Savings Bank. The fees paid to the Law Firm for fiscal years 1996, 1995, and 1994 were $103,969, $77,385, and $107,951, respectively. (See Note 4 for a summary of loans to officers and directors). In addition, White, MCCann, and Stewart receives commissions on title insurance premiums related to real estate mortgages originated by the Bank. These commissions amounted to $29,889, $14,915, and $21,960 for the years ended September 30, 1996, 1995, and 1994, respectively.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

   The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers.
   These financial instruments include mortgage commitments outstanding which amounted to approximately $1,107,600 and $774,500 for the year ended September 30, 1996 and 1995, respectively plus unused lines of credit granted to customers totaling $1,689,376 and $2,366,602 at September 30, 1996 and 1995, respectively. In addition, at September 30, 1996 and 1995, respectively, the Bank had made loan commitments for real estate loans secured by first mortgages totaling $1,169,350 and $1,032,375, which it anticipated selling in the secondary market. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

   The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and consumer lines of credit are represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on


                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ---------------

   management's credit evaluation of the counterparty. Collateral held varies, but primarily includes residential real estate.

   The Bank has concentrated its lending activity within a 90 mile radius of Winchester, Kentucky. Therefore, a substantial portion of its debtors' ability to honor their contracts is dependent on the economy of this area.

13. EARNINGS PER SHARE

   Earnings per share for the year ended September 30, 1996, 1995, and 1994 was calculated by dividing net income $706,982, $1,077,503, and $1,032,342 by the weighted average number of shares of common stock outstanding during the year, which was 256,416 for the year ended September 30, 1996 and 272,477 for the years ended September 30, 1995 and 1994.

14. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends the existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments (as defined), both assets and liabilities recognized and not recognized in the statements of financial condition, for which it is practicable to estimate fair value.

   There are inherent limitations in determining fair value estimates, as they relate only to specific data based on relevant information at that time. As a significant percentage of the Bank's financial instruments do not have an active trading market, fair value estimates are necessarily based on future expected cash flows, credit losses, and other related factors. Such estimates are accordingly, subjective in nature, judgmental and involve imprecision. Future events will occur at levels different from that in the assumptions, and such differences may significantly affect the estimates.

   The statement excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. Additionally, the tax impact of the unrealized gains or losses has not been presented or included in the estimates of fair value.

   The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

   CASH AND CASH EQUIVALENTS. The carrying amounts reported in the statement of financial condition for cash and short-term instruments approximate those assets' fair values.

   INVESTMENT SECURITIES. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. No active market exists for the Federal Home Loan Bank capital stock. The

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ---------------

   carrying value is estimated to be fair value since if the Bank withdraws membership in the Federal Home Loan Bank, the stock must be redeemed for face value.

   LOANS RECEIVABLE. The fair value of loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

   DEPOSITS. The fair value of savings deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

   LOAN COMMITMENTS AND UNUSED HOME EQUITY LINES OF CREDIT. The fair value of loan commitments and unused home equity lines of credit is estimated by taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties.

   The estimated fair value of the Company's financial instruments at September 30, 1996 are as follows:

                                        CARRYING      FAIR
                                         AMOUNT       VALUE
                                      -----------  -----------
ASSETS
   Cash and cash equivalents          $ 5,733,454  $ 5,733,454
   Securities available-for-sale        7,601,611    7,601,611
   Securities held-to-maturity         23,972,497   23,520,598
   Loans receivable, net               35,247,421   35,330,761

LIABILITIES
   Deposits                            64,335,165   64,393,038
   FHLB advances                          698,798      500,093

UNRECOGNIZED FINANCIAL INSTRUMENTS
   Loan commitments                                  1,107,600
   Unused lines of credit                            1,689,376


                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ----------------

15. PIONEER FINANCIAL CORPORATION FINANCIAL INFORMATION (PARENT COMPANY ONLY)

    The parent company's principal assets are its investment in the Bank and cash balances on deposit with the Bank. The following are condensed financial statements for the parent company as of and for the year ended September 30, 1996.

                         PIONEER FINANCIAL CORPORATION
                  CONDENSED STATEMENT OF FINANCIAL CONDITION
                              SEPTEMBER 30, 1996

ASSETS:
  Cash and due from banks                                         $   26,773
  Investment in subsidiary                                         8,167,641
  Organizational cost, net                                            41,648
  Other assets                                                         8,573
                                                                  ----------
    Total assets                                                  $8,244,635
                                                                  ==========

LIABILITIES AND STOCKHOLDERS' EQUITY:
Stockholders' equity:
  Common stock                                                    $  208,233
  Additional paid-in capital                                       1,797,432
  Retained earnings                                                6,213,169
  Net unrealized appreciation on securities available-for-sale        25,801
                                                                  ----------
    Total liabilities and stockholders' equity                    $8,244,635
                                                                  ==========

                         PIONEER FINANCIAL CORPORATION
                         CONDENSED STATEMENT OF INCOME
                         YEAR ENDED SEPTEMBER 30, 1996

INCOME:
Cash dividends from Bank                                          $3,019,659
                                                                  ----------

EXPENSE:
Amortization of organizational expense                                13,507
Other operating                                                        5,689
                                                                  ----------
                                                                      19,196
                                                                  ----------
Income  before income tax benefit                                  3,000,463
Income tax benefit                                                     6,512
                                                                  ----------
Net income                                                        $3,006,975
                                                                  ==========

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ---------------

                         PIONEER FINANCIAL CORPORATION
                       CONDENSED STATEMENT OF CASH FLOWS
                         YEAR ENDED SEPTEMBER 30, 1996

OPERATING ACTIVITIES:
Net income                                                             $3,006,975
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Amortization of organizational cost                                      13,507
  Increase in receivables                                                  (6,468)
                                                                       ----------
  Net cash provided by operating activities                             3,014,014
                                                                       ----------
INVESTING ACTIVITIES:

  Net cash provided (used) by investing activities
                                                                       ----------

 FINANCING ACTIVITIES:
 Dividends paid                                                          (353,533)
 Stock repurchase                                                      (2,666,126)
                                                                       ----------

  Net cash used by financing activities                                (3,019,659)
                                                                       ----------
Decrease in cash and cash equivalents                                      (5,645)

Cash and cash equivalents at beginning of period                           32,418
                                                                       ----------
Cash and cash equivalents at end of period                             $   26,773
                                                                       ==========

                                   (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                ---------------

16.   PIONEER SERVICE CORPORATION

      On August 30, 1978, the Savings Bank formed Pioneer Service Corporation, a wholly owned subsidiary, by purchasing its stock for $16,000. The Subsidiary was created to hold stock in a not for profit corporation that provides on line computer processing and inquiry service for the Bank and other savings and loan institutions.

      Summary balance sheets for the wholly owned subsidiary, Pioneer Service Corporation are as follows:

                          PIONEER SERVICE CORPORATION
                  BALANCE SHEETS, SEPTEMBER 30, 1996 AND 1995
                                --------------
ASSETS                                                 1996           1995
                                                    ----------     ----------
Cash                                                   $   653        $   683
Investments                                             15,000         15,000
                                                    ----------     ----------
                                                       $15,653        $15,683
                                                    ==========     ==========
STOCKHOLDERS' EQUITY

Common stock                                           $16,000        $16,000
Paid-in capital                                          1,000          1,000
Deficit                                                 (1,347)        (1,317)
                                                    ----------     ----------
                                                       $15,653        $15,683
                                                    ==========     ==========
The Service Corporation incurred expenses of $30 and $45 for the years ended
September 30, 1996 and 1995, respectively.


                             CORPORATE INFORMATION

OFFICES

Executive offices:          Branch offices:
  25 East Hickman Street      Pioneer Drive          Pendleton Street
  Winchester, KY 40391        Winchester, KY 40391   Stanton, KY 40380
  (606) 744-3972              (606) 744-3896         (606) 663-4104

                                   DIRECTORS
George W. Billings, Jr.                      William M. Cress
Retired U.S. Postmaster,                     Exec. Vice President,
  Proprietor of Billings                       Hinkle Contracting
  Tax Service, Stanton, KY                     Corporation, Stanton, KY

Ewart W. Johnson                             Nancy M. Lawwill
Retired, Lexington, KY                       Vice President, Treasurer
                                               and Assistant Secretary,
                                               Pioneer Federal

Nora M. Linville                             Wayne M. Martin
Secretary, Pioneer Federal                   President and General
  and Retired Executive                        Manager, WKYT-TV,
  Vice President                               Lexington, KY

Thomas D. Muncie                             Carl C. Norton
President, Muncie Buick-GMC                  President and Secretary,
  Truck, Inc.                                  Pioneer Financial;
                                               President, Pioneer Federal

Janet W. Prewitt                             Andrew James Ryan
Board Chair, Pioneer Financial               President, Andy Ryan
  and Pioneer Federal; Asst.                   Pontiac-Nissan, Inc.
  Secretary, Pioneer Financial;
  and Attorney, White, McCann
  & Stewart

Robert G. Strode
  Retired Vice President
  Ag-Gro Fertilizer Company

                              ADVISORY DIRECTORS

John D. Harrison                             Roger Davis
Retired; Stanton, KY                         Clay City, KY

Martha W. Hampton                            Clifford R. Langley
Stanton, KY                                  Winchester, KY

Nellie K. Meadows                            Willard M. Martin
Clay City, KY                                Retired Housing Authority
                                             Executive Director

Beckner Shimfessel
Retired Clark County Clerk

                   OTHER OFFICERS AND SIGNIFICANT EMPLOYEES

Anthony Parrish             Janet R. Tutt            Rob Agee
Chief Financial             Assistant Treasurer      Loan Officer
  Officer

Dianna Davis                Doris Estes              Bobby R. Trent
Branch Manager/             Branch Manager/          Compliance/Security
  Loan Officer                Loan Officer

Vicki Rupard
Loan Officer

AUDITORS                                     LEGAL COUNSEL

Miller, Mayer, Sullivan & Stevens LLP        White, McCann & Stewart
2365 Harrodsburg Road                        125 S. Main Street
Lexington, KY  40504                         Winchester, KY  40391


ANNUAL MEETING

The Annual Meeting of the shareholders of Pioneer Financial Corporation will be held on Wednesday, January 8, 1997, at 10:00 a.m. at the main office, 25 East Hickman Street, Winchester, Kentucky.

FORM 10-K

  A COPY OF THE CORPORATION'S FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE SECRETARY, PIONEER FINANCIAL CORPORATION, 25 EAST HICKMAN STREET, WINCHESTER, KENTUCKY 40391.