Form 10-K405, Exhibit 13
period 1997-09-30
PIONEER FINANCIAL CORP \KY\
filed 1997-12-29
CIK 1011166

                                                                      EXHIBIT 13


                         PIONEER FINANCIAL CORPORATION


                         ANNUAL REPORT TO SHAREHOLDERS




                              Fiscal Year Ending

                              September 30, 1997

                         PIONEER FINANCIAL CORPORATION
                         ANNUAL REPORT TO SHAREHOLDERS
                     FISCAL YEAR ENDED SEPTEMBER 30, 1997

                               Table of Contents

                                                                            Page
                                                                            ----

Corporate Profile ..........................................................  1

Consolidated Financial Highlights ..........................................  2

Letter to Shareholders .....................................................  3

Selected Consolidated Financial and Other Data .............................  4

Management's Discussion and Analysis of Financial
     Condition and Results of Operations ...................................  6

Financial Statements ....................................................... 17

         Letter from Auditors .............................................. 17

         Consolidated Balance Sheets  ...................................... 18

         Consolidated Statements of Income ................................. 19

         Consolidated Statements of Stockholders' Equity ................... 20

         Consolidated Statements of Cash Flows ............................. 21

         Notes to Consolidated Financial Statements ........................ 23

Corporate Information ...................................................... 47

Form 10-K .................................................................  48

                         PIONEER FINANCIAL CORPORATION

Corporate Profile

         Pioneer Financial Corporation (herein "the Company"), a Kentucky corporation, was organized in 1994 as a thrift holding company. On December 20, 1994, the shareholders of Pioneer Federal Savings Bank approved an agreement and plan of reorganization dated October 31, 1994, whereby the Savings Bank became a wholly-owned subsidiary of Pioneer Financial Corporation. In accordance with the Reorganization Plan, the shareholders of Pioneer Federal exchanged their shares of common stock on a one-for-one basis for common shares in Pioneer Financial Corporation. Pioneer Federal is the main asset of Pioneer Financial, and the consolidated financial statements of the Company and of the Bank are included herein.

         Pioneer Federal Savings Bank (herein "the Bank"), with assets of more than $74 million at September 30, 1997, is the larger of the two thrift institutions in Winchester, Kentucky. It currently ranks third in deposits among the eight financial institutions located in Winchester.

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

         The principal executive offices of the Company and of the Bank are located at 25 East Hickman Street, Winchester, Kentucky 40391, telephone number
(606) 744-3972.

Consolidated Financial Highlights

                                                         September 30,
                                               ---------------------------------
                                                   1997                  1996
--------------------------------------------------------------------------------
For the Year
         Net interest income                   $ 2,691,733           $ 2,797,403
         Net income                              1,066,945               706,982
At Year End
         Total assets                          $74,825,464           $74,401,137
         Loans receivable, net                  34,490,871            35,247,421
     Savings deposits                           64,585,148            64,335,165
         Stockholders' equity                    8,738,198             8,244,635
         Stockholders' equity
           to total liabilities                   13.2%                   12.5%
--------------------------------------------------------------------------------

Capital Stock

         At the present time, there is no established market in which shares of the Company's capital stock are regularly traded, nor are there any uniformly quoted prices for such shares. However, Hilliard-Lyons in Lexington, Kentucky is maintaining a "work-out market" in the stock, with the most recent price being $43.00 per share.

         During fiscal year 1997, the Company paid quarterly dividends of 35(cent) per share on December 16, 1996, and 40(cent) per share on March 15, 1997, June 16, 1997 and September 15, 1997 to shareholders of record as of December 2, 1996, March 1, 1997, June 1, 1997 and September 1, 1997, respectively.

         As of November 5, 1997, Pioneer Financial Corporation had approximately 285 stockholders.

          [LETTERHEAD OF PIONEER FINANCIAL CORPORATION APPEARS HERE]


                               December 16, 1997


Dear Shareholder:

         As you can see from the enclosed Annual Report to Shareholders for our fiscal year ending September 30, 1997, the most recent fiscal year was another excellent year for Pioneer Federal. It was comparable to 1994 and 1995. You may remember that the net income for fiscal year ended September 30, 1996 was significantly lower than 1994, 1995 or 1997 due to a special assessment to financial institutions who, like Pioneer Federal, were insured by the SAIF portion of the FDIC. Without the special assessment, Pioneer Federal's net income for fiscal year 1996 would have been just under $1,000,000.

         Although it happened after the end of the fiscal year, I want to mention Pioneer Federal's ceasing to operate a branch in Stanton, Kentucky. As most all of you are aware, this occurred on October 17, 1997. People's Exchange Bank of Beattyville, Kentucky, Inc., which had earlier given notice of its intention to move its main bank office to Stanton, Kentucky, made an offer for our Stanton branch bank building and real estate and Stanton deposits. We valued our Powell County customers and relationships - many of which had existed before we ever had a branch office in Powell County. However, acceptance of the offer was determined to be in the best interests of our shareholders. We did not sell our Powell County loans other than loans secured by savings accounts (commonly called "share loans").

         We have finally completed our much-needed renovations at the main office on Hickman Street this year. I know that it was an inconvenience to our customers as well as our staff, but we feel that we are more efficiently using our space and able to provide better service in the renovated space. Thank you for your indulgence during our reconstruction work.

         As I'm sure you have observed, we have more banking competitors in Clark County this year than when I wrote you in December, 1996. We are excited about the challenges and opportunities of the coming year. As always, we are very grateful for the loyalty and support of our shareholders, customers and employees.

                                       Sincerely,

                                       /s/ Janet W. Prewitt
                                       -----------------------------
                                       Janet W. Prewitt,
                                       Chairman, Board of Directors

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                            (in Thousands of Dollars)

                            ------------------------

                                                                         As of September 30,
                                                   ---------------------------------------------------------------
                                                     1997          1996         1995          1994          1993
                                                   --------      --------     --------      --------      --------
Balance Sheet Data
Total amount of:
   Loans receivable, net......................      $34,491       $35,247      $32,214       $29,384       $34,290
   Investments................................       28,571        31,574       38,676        41,104        36,720
   Cash.......................................        1,189           733          790           633           462
   Interest bearing deposits/1/...............        8,289         4,935        5,162         6,271         4,605
   Assets.....................................       74,825        74,401       78,836        79,648        78,432
   Deposits...................................       64,585        64,335       67,088        68,686        68,198
   Borrowings.................................          652           699          742           757           795
   Stockholders' equity.......................        8,738         8,245       10,540         9,806         9,087

Other Data
Number of:
   Loans outstanding..........................        2,346         2,409        2,418         2,344         2,412
   Savings accounts...........................        8,652         9,117        9,207         9,253         9,766
   Full customer service offices open.........            3             3            3             3             3

                                                                       Year ended September 30,
                                                   ---------------------------------------------------------------
                                                     1997          1996         1995          1994          1993
                                                   --------      --------     --------      --------      --------
Operations Data
Total amount of:
   Interest income............................     $  5,393      $  5,659     $  5,656      $  5,210      $  5,819
   Interest expense...........................       (2,701)       (2,862)      (2,619)       (2,293)       (2,517)
   Provision for loan losses..................                        (57)         (19)           (5)         (178)
                                                   --------      --------     --------      --------      --------
   Net interest income after
     provision for loan losses................        2,692         2,740        3,018         2,913         3,123

   Non-interest income........................          489           445          404           389           432

   Non-interest expense.......................        1,572         2,092        1,776         1,718         1,614
                                                   --------      --------     --------      --------      --------
   Net income before income taxes and
     cumulative effect of change in
     accounting principles....................        1,609         1,093        1,646         1,584         1,941

   Income tax expense.........................          542           386          568           534           670

   Cumulative effect of change
     in accounting principle/2/...............                                                   (18)
                                                   --------      --------     --------      --------      --------
   Net income.................................     $  1,067      $    707     $  1,078      $  1,032      $  1,271
                                                   ========      ========     ========      ========      ========

------------------------------------
/1/Includes Federal funds sold.

/2/Reflects adoption of Statement of Financial Accounting Standards ("SFAS") No.
   109, "Accounting for Income Taxes."

Key Operating Ratios:

                                                       As of and for the years ended September 30,
                                           ----------------------------------------------------------------------
                                             1997            1996           1995            1994           1993
                                           --------        --------       --------        --------       --------
Performance Ratios:
   Return on average assets/1/.......         1.42%           0.89%          1.36%           1.30%           1.61%
   Return on average equity/1/.......        12.86%           6.97%         10.52%          10.83%          14.78%
   Average equity to
     average assets1.................        11.07%          12.72%         12.91%          12.05%          10.91%
   Interest rate spread..............         3.36%           3.18%          3.51%           3.43%           3.96%
   Net interest margin...............         3.72%           3.63%          3.94%           3.78%           4.30%
   Dividend payout...................        30.25%          50.00%          32.7%          30.30%          20.30%

Asset Quality Ratios:
   Nonperforming assets to total
     assets at end of year...........         0.21%           0.30%          0.24%           0.13%           0.26%
   Allowance for loan losses to
     total assets at end of year.....         0.52%           0.51%          0.45%           0.44%           0.51%
   Allowance for loan losses to
     nonperforming loans at end
     of year.........................       252.26%         171.30%        183.33%         334.62%         193.20%
   Allowance for loan losses to
     total loans receivable, net.....         1.13%           1.06%          1.05%           1.15%           1.17%

Capital Ratios:
   Equity to total assets at
     end of year.....................        11.68%          11.08%         13.27%          12.31%          11.58%
   Average equity to
     average assets/1/...............        11.07%          12.72%         12.91%          12.05%          10.91%
   Ratio of average interest
     earning assets to average
     interest bearing
     liabilities/1/..................       109.64%         112.01%        112.55%         111.74%         110.30%

--------------------
/1/Average balances are based upon month-end balances.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                             --------------------

General

In accordance with an agreement and plan of reorganization dated October 31, 1994 and approved by shareholders on December 20, 1994, Pioneer Federal Savings Bank (Pioneer Federal or Bank) became a wholly-owned subsidiary of Pioneer Financial Corporation (Company). The purpose of the discussion that follows is to provide insight into the consolidated financial condition and results of operation of Pioneer Financial Corporation and its subsidiary, Pioneer Federal Savings Bank.

The primary business of the Company is the operation of the Bank. The assets of the Company consist of all of the outstanding capital stock of the Bank, and a note receivable from the Company's Employee Stock Ownership Plan (ESOP). Therefore, this discussion relates primarily to the Bank.

Historically, the Bank has functioned as a financial intermediary, attracting deposits from the general public, and using such deposits to make mortgage loans, and to a lesser extent, consumer loans, and to purchase investment securities with a significant concentration in mortgage-backed securities. As such, its earnings have depended primarily on its net interest income, or "spread," which is the difference between the amount it receives from interest earned on loans and investments ("interest-earning assets") and the amount it pays in interest on its deposits ("interest-bearing liabilities"). Results of operations are also dependent upon the level of the Bank's non-interest income, including fee income and service charges, and by the level of its non-interest expenses, the most significant component of which is salaries and employee benefits.

The operations of the Bank and the entire thrift industry are significantly affected by prevailing economic conditions and the monetary, fiscal, and regulatory policies of government agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are likewise heavily influenced by prevailing market rates of interest on competing investment alternatives, account maturities, and the levels of personal income and savings in the Bank's market areas.

The Bank's interest earning assets have been historically concentrated in real estate - collateralized instruments, principally single-family residential loans, and to a lesser extent, loans secured by multi-family residential and commercial properties, construction loans, home equity lines of credit, second mortgages on single-family residences and consumer loans, both secured and unsecured including loans secured by savings accounts. In addition, the Bank invests in mortgage-backed securities, which are secured by single-family residential loans and guaranteed by government agencies. The Bank also invests in U.S. Government Treasury and Agency securities, Federal funds, and interest-bearing deposits, primarily with the Federal Home Loan Bank of Cincinnati. The Bank's source of funding for these investments has principally been deposits placed with the Bank by consumers in the market area it serves.

Asset/Liability Management

Net interest income, the primary component of the Bank's net earnings, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of the interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest-rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net interest income and net portfolio value.

An asset or liability is interest-rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates, but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

Management's principal strategy in managing the Bank's interest rate risk has been to maintain short and intermediate term assets in the portfolio, including locally originated adjustable rate mortgage loans. The Bank's policy is to not actively offer long-term fixed rate loans. Fixed rate loans that are offered and retained by the Bank are secured by one to four-family owner-occupied dwellings, primarily for terms of no more than 15 years. Likewise, the interest rate charged on the Bank's adjustable rate loans typically reprice after one, three, or five years with maximum periodic interest rate adjustment limits ("caps"). At September 30, 1997, the Bank had no loans that reprice after five years from that date. In managing its portfolio investment and mortgage-backed and related securities, the Bank seeks to purchase investment and mortgage-backed and related securities that mature on a basis that approximates the estimated maturities of the Bank's liabilities.

Management has attempted to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit. The Bank offers higher rates of interest on its longer term certificates in order to encourage depositors to invest in certificates with longer maturities.

Interest Rate Sensitivity Analysis

The Bank's future financial performance depends to a large extent on how successful it is in limiting the sensitivity of earnings and net asset value to changes in interest rates. Such sensitivity may be analyzed by examining the amount by which the market value of the Bank's portfolio equity changes given an immediate and sustained change in interest rates. Based on the latest information available, it is estimated that the Bank's market value of portfolio equity at June 30, 1997 would decrease by approximately $1.0 million or 8% given a 200-basis point immediate and sustained increase in interest rates. It is estimated that the Savings Bank's market value of portfolio equity at June 30, 1997 would decrease by approximately $25,000 or 0% given a 200-basis point immediate and sustained decrease in interest rates. There has been no material change in the Company's consolidated net assets since June 30, 1997.

Average Balances, Interest, and Average Yields

The Bank's earnings depend primarily on its net interest income, the difference between the income it receives on its loan portfolio and other investments and its cost of money, consisting primarily of interest paid on savings deposits. Net interest income is affected by (i) the difference between rates of interest earned on its interest-earning assets and rates paid on its interest-bearing liabilities (commonly known as "the spread"); and

(ii) the relative amounts of its interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive spread will generate net interest income. Thrift institutions have traditionally used interest rate spreads as a measure of net interest income. Another indicator of an institution's net interest income is its "net yield on interest-earning assets," which is net interest income divided by average interest-earning assets.

The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.

                       AVERAGE BALANCES AND YIELD/RATES
                           (in thousands of dollars)

                              -------------------

                                                                             Year ended September 30,
                                                       ----------------------------------------------------------------------
                                                                      1997                               1996
                                                       ---------------------------------  -----------------------------------
                                                        Average                Average     Average                   Average
                                                       Balance/1/   Interest  Yield/Rate  Balance/1/   Interest    Yield/Rate
                                                       ----------   --------  ----------  ----------   --------    ----------
Interest Earning Assets:
   Loans/2/......................................      $ 35,059     $  3,111      8.87%    $ 33,358    $  3,057         9.16%
   Investment securities.........................         2,588          117      4.52        5,352         384         7.17
   Mortgage-backed securities....................        25,856        1,704      6.59       30,064       1,783         5.93
   Other investments.............................         8,763          461      5.26        8,333         435         5.22
                                                       --------     --------   --------    --------    --------      --------
     Total interest earning assets...............        72,266        5,393      7.46       77,107       5,659         7.34
                                                                    --------                           --------
   Non interest earning assets...................         2,715                               2,704
                                                       --------                            --------
     Total assets................................      $ 74,981                            $ 79,811
                                                       ========                            --------
Interest-bearing Liabilities:
   Savings deposits..............................      $ 65,241        2,652      4.06     $ 68,118       2,816         4.13
   FHLB advances                                            672           49      7.29          719          46         6.40
                                                       --------     --------               --------    --------
     Total interest bearing liabilities                  65,913        2,701      4.10       68,837       2,862         4.16
                                                                    --------                           --------
   Non interest bearing liabilities..............           769                                 825
   Stockholders' equity..........................         8,299                              10,149
                                                       --------                            --------
     Total liabilities and stockholders' equity..      $ 74,981                            $ 79,811
                                                       ========                            ========
Net interest income..............................                   $  2,692                           $  2,797
                                                                    ========                           ========
Interest rate spread/3/..........................                                3.36%                                  3.18%
                                                                               ========                              ========
Net interest margin/4/...........................                                3.72%                                  3.63%
                                                                               ========                              ========
Ratio of average interest-bearing assets to
average interest-bearing liabilities                                           109.64%                                112.01%
                                                                               ========                              ========

                                                                 Year ended September 30,
                                                         ---------------------------------------
                                                                           1995
                                                         ---------------------------------------
                                                          Average                       Average
                                                         Balance/1/     Interest      Yield/Rate
                                                         ----------     --------      ----------
Interest Earning Assets:
   Loans/2/......................................        $  31,622      $  2,813          8.90%
   Investment securities.........................            7,872           474          6.02
   Mortgage-backed securities....................           31,280         2,019          6.45
   Other investments.............................            6,368           350          5.50
                                                         ---------      --------       --------
     Total interest earning assets...............           77,142         5,656          7.33
   Non interest earning assets...................            2,275      --------
                                                         ---------
     Total assets................................        $  79,417
                                                         =========
Interest-bearing Liabilities:
   Savings deposits..............................        $  67,794         2,569          3.79
   FHLB advances                                               744            50          6.72
                                                         ---------      --------       --------
     Total interest bearing liabilities                     68,538         2,619          3.82
   Non interest bearing liabilities..............              630      --------
   Stockholders' equity..........................           10,249
                                                         ---------

     Total liabilities and stockholders' equity..        $  79,417
                                                         =========
Net interest income..............................                       $  3,037
                                                                        ========
Interest rate spread/3/..........................                                         3.51%
                                                                                       ========
Net interest margin/4/...........................                                         3.94%
                                                                                       ========
Ratio of average interest-bearing assets to
average interest-bearing liabilities                                                    112.56%
                                                                                       ========

-------------------------
/1/ Average balances are based on month-end balances.
/2/ Includes loans held for sale.
/3/ Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
/4/ Represents net interest income as a percentage of the average balance of interest-earnings assets for the same period.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense of the Savings Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); (2) changes in rate (change in rate multiplied by old volume); (3) changes in rate-volume (change in rate multiplied by the change in volume).

                                                                    Year ended September 30,
                               ----------------------------------------------------------------------------------------------------
                                            1997 vs. 1996                1996 vs. 1995                   1995 vs. 1994
                                         Increase/(Decrease)          Increase/(Decrease)              Increase/(Decrease)
                                              Due to                        Due to                           Due to
                               -------------------------------   -------------------------------    ------------------------------
                               Volume    Rate      R/V   Total   Volume    Rate     R/V    Total    Volume   Rate     R/V    Total
                               ------   ------    ----  ------   ------    ----   -----    -----    -----     ---     ---    -----
Interest income:
 Loan portfolio ..............  155.8    (96.7)   (4.9)   54.1    157.5    82.2     4.5    244.2     46.6    48.0     0.8     95.4
 Investments ................. (197.4)  (142.8)   73.2  (267.0)  (151.7)   90.5   (29.0)   (90.2)   235.2     0.5     0.4    236.1
 Mortgage-backed securities .. (249.9)   198.4   (27.8)  (79.3)   (78.4) (164.7)    6.3   (236.8)  (289.3)  285.2   (40.0)   (44.1)
 Other interest income .......   22.4      3.3     0.2    26.0    109.1   (17.8)   (5.5)    85.8     30.7   111.4    16.1    158.2
                               ------   ------    ----  ------   ------   -----   -----    -----    -----   -----    ----    -----
 Total interest-earning assets (269.1)   (37.8)   40.7  (266.2)    36.5    (9.7)  (23.7)    (3.0)    23.2   445.1   (22.7)   445.6
                               ======   ======    ====  ======   ======   =====   =====    =====    =====   =====    ====    =====

Interest expense:
 Savings deposit ............. (117.8)   (47.7)    2.0  (163.5)    12.3   233.5     1.1    246.9    (14.5)  345.3    (2.2)   328.6
 Borrowings and Federal
    Home Loan Bank Advances ..   (3.0)     6.4    (0.4)    3.0     (1.7)   (2.4)    0.1     (4.0)    (2.1)   (0.2)    0.0     (2.3)
                               ------   ------    ----  ------   ------   -----   -----    -----    -----   -----    ----    -----
 Total interest-bearing
   liabilities................ (120.8)   (41.3)    1.6  (160.5)    10.6   231.1     1.2    242.9    (16.6)  345.1    (2.2)   326.3
                               ======   ======    ====  ======   ======   =====   =====    =====    =====   =====    ====    =====

Net change in net interest
 income (expense) ............ (148.3)     3.5    39.1  (105.7)    25.9  (240.9)  (24.9)  (239.9)    39.8   100.0   (20.5)   119.3
                               ======   ======    ====  ======   ======   =====   =====    =====    =====   =====    ====    =====

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

Comparison of Financial Condition at September 30, 1997 and 1996

The Company's consolidated assets increased by $400,000 to $74.8 million at September 30, 1997 compared to $74.4 million at September 30, 1996. Short-term investments consisting of interest-bearing deposits and Federal funds sold increased a total of $3.4 million or 40.4% to $8.3 million at September 30, 1997. This increase was funded primarily by principal repayments on mortgage-backed securities, and the maturity of other investment securities. Investment securities, including both securities available-for-sale and securities held-to-maturity totaled $28.6 million at September 30, 1997 compared to $31.6 million at September 30, 1996.

The net loan portfolio decreased $700,000 or 2% to $34.5 million at September 30, 1997 compared to $35.2 million at September 30, 1996. The allowance for loan losses totaled $391,000 and $382,000 at September 30, 1997 and 1996, respectively. At September 30, 1997, the ratio of the allowance for loan losses to loans was 1.13% compared to 1.06% at September 30, 1996. The Bank's non-performing loans were $155,000 at September 30, 1997. The Bank's ratio of allowance for loan losses to non-performing loans was 252.6% at September 30, 1997 compared to 171.3% at September 30, 1996. The determination of the allowance for loan losses is based on management's analysis, which is done at a minimum on a quarterly basis. Various factors are considered, including the market value of the underlying collateral, growth and composition of the loan portfolio, the relationship of the allowance for loan losses to outstanding loans, historical loss experience, delinquency trends and prevailing economic conditions. Although management believes its allowance for loan losses is adequate, there can be no assurance that additional allowances will not be required or that losses on loans will not be incurred.

Premises and equipment increased $200,000 to $1.4 million compared to $1.2 million. The increase was due to remodeling of the Bank's main office.

Deposits totaled $64.6 million at September 30, 1997 compared to $64.3 million at September 30, 1996. In October of 1997 the Bank finalized the sale of its Branch bank located in Stanton, Kentucky, which resulted in the transfer of $4.9 million in deposits to the purchaser. The Bank realized a net gain on the sale of the Branch of approximately $600,000. The sale will allow management to concentrate efforts and resources in their primary market area of Winchester, Kentucky.

Stockholders' equity increased $500,000 to $8.7 million at September 30, 1997 compared to $8.2 million at September 30, 1996. The increase was due to net income for fiscal year 1997 of $1.1 million less dividend payments of $300,000 and the net reduction of $225,000 from unallocated stock in the Employee Stock Ownership Plan (ESOP). In fiscal year 1997, the Company made a loan of $250,000 to the ESOP Trust for the purpose of acquiring outstanding stock of the Company. The ESOP Trust used the proceeds of the loan to acquire 6,022 shares of the Company's common stock, which is collateral for the loan. The stock is released from collateral in proportion to the principal repayments made on the loan and allocated to the participants in the Plan. Under generally accepted accounting principles, the stock is earned by participants over the expected amortization period of the loan balance.

Comparison of Results of Operations for the Years Ended September 30, 1997 and 1996

Net Income. The Company's consolidated net income for the year ended September 30, 1997 was $1,067,000, compared to $707,000 for the year ended September 30, 1996. In comparing 1997 to 1996, the increase of $360,000 in net income resulted from a reduction in non-interest expense of $520,000, a decrease in the provision for loan losses of $57,000 plus an increase in non-interest income of $44,000 offset by a reduction in net interest income of $105,000 and an increase in income tax expense of $156,000.

Net Interest Income. Net interest income for the year ended September 30, 1997 was $2.7 million, compared to $2.8 million for the year ended September 30, 1996. The decrease of $105,000 in net interest income for the year ended September 30, 1997 was due primarily to a decrease in the average balances of interest earning assets offset in part by a decrease in the average balance of interest-bearing liabilities for 1997 compared to 1996. The average balance of interest earning assets in 1997 was $72.3 million with an average yield of 7.46%, compared to average balances of $77.1 million with an average yield of 7.34% for 1996. The average balance of interest-bearing liabilities in 1997 was $66.0 million with an average cost of funds of 4.10% compared to average balances of $68.9 million with an average cost of funds of 4.16% for 1996. The decrease in the average balances of interest earning assets was due primarily to a decrease in the last quarter of 1996 from the repurchase of stock for $2.7 million, plus a decrease in deposits of approximately $2.7 million, due to the rotation of the local school board deposits.

Interest Income. Interest income decreased $266,000 from $5.7 million to $5.4 million, or by 4.7% during 1997 compared to 1996. This decrease resulted primarily from the decrease in the average balance of interest earning assets from $77.1 million in 1996 compared to $72.3 million in 1997. The average yield on interest earning assets increased to 7.46% from 7.34% due to an increase in the average balance of loans from $33.4 million to $35.1 million in 1997 compared to 1996. The increase in loans was funded by repayments of mortgage-backed securities and the maturity of other investment securities as part of management's strategy to obtain higher investment yields.

Interest Expense. Interest expense decreased $161,000 from $2.9 million to $2.7 million or by 5.6% during 1997 compared to 1996. This decrease resulted primarily from a decrease in the average balance of interest-bearing liabilities from $68.9 million in 1996 compared to $66.0 million in 1997.

Provision for Loan Losses. Bank management determined that no additional provision for loan losses was required in 1997. The provision for loan losses in 1996 was $57,000. The decision to not provide an additional provision for loan losses was based on the various factors management uses to evaluate the adequacy of the allowance for loan losses, with the more significant factors being the similar composition and size of the loan portfolio in 1997 and 1996, and favorable delinquency trends, with relatively stable economic conditions.

Non-Interest Income. Non-interest income increased $44,000 for the year ended September 30, 1997 compared to the same period in 1996. The increase is due to the recognition in 1997 of the fair market value of mortgage servicing rights for loans sold in the secondary market, which resulted in additional gains on the sale of these loans totaling $100,000. The Bank began recognizing mortgage servicing rights as the result of adopting Statement of Financial Accounting Standards (SFAS) No. 122 Accounting for Mortgage Servicing Rights in 1997, which was subsequently superseded by SFAS No. 125 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This increase of $100,000 was offset in part by a decrease in loan fees of approximately $22,000 and a decrease in the gain on the sale of securities of $33,000 in 1997 compared to 1996.

Non-Interest Expense. Non-interest expense decreased $500,000 from 2.1 million in 1996 to $1.6 million in 1997. The decrease of $500,000 was primarily due to a $522,000 decrease in Federal or other insurance premiums. This decrease was due to a special SAIF premium assessment in 1996 of $435,000, plus a reduction in the insurance rate paid on deposits in 1997 to approximately .06% as compared to
 .23% in 1996.

Income Taxes. The Bank's effective income tax rate was 34.0% in 1997 and 35.3% in 1996. The increase in income tax expense of $156,000 is due to the increase in income for 1997 as compared to 1996.

Comparison of Results of Operations for the Years Ended September 30, 1996 and 1995

Net Income. Net income decreased by $371,000 or 34.4% to $707,000 for the year ended September 30, 1996 as compared to $1,078,000 for the same period in 1995. The net decrease was due to a decrease of $239,000 in net interest income, an increase of $39,000 in the provision for loan losses, and an increase of $316,000 in non-interest expense offset by an increase of $41,000 in non-interest income, and a decrease of $182,000 in income tax expense.

Net Interest Income. Net interest income for the year ended September 30, 1996 was $2.8 million, compared to $3.0 million for the year ended September 30, 1995. The decrease of $240,000 for the year ended September 30, 1996 was primarily due to a higher cost of funds in 1996 compared to 1995. Average interest-bearing liabilities in 1996 amounted to $68.9 million, with the average interest rate paid amounting to 4.16%, compared to the average balance of interest-bearing liabilities in 1995 of $68.5 million with an average interest rate paid of 3.82%. Interest expense for 1996 was $2.9 million compared to $2.6 million in 1995. Interest income was $5.7 million in 1996 and 1995.

Interest Income. Interest income was $5.7 million for the years ended September 30, 1996 and 1995. For the year ended September 30, 1996, interest income was 7.34% of average interest earning assets as compared to 7.33% for the year ended September 30, 1995.

Interest Expense. Interest expense was $2.9 million, or 4.16% of average interest-bearing liabilities for the year ended September 30, 1996 as compared to $2.6 million, or 3.82% of average interest-bearing liabilities for the corresponding period in 1995. The increase in interest expense was primarily the result of an increase of 34 basis points in the average rate paid on deposits and an increase of approximately $300,000 in average interest-bearing deposits in 1996 compared to 1995.

Provision for Loan Losses. The provision for loan losses was approximately $57,000 and $19,000 for the years ended September 30, 1996 and 1995, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic conditions, inherent loss in the loan portfolio and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1996, the allowance for loan losses represented 1.06% of total loans compared to 1.05% at September 30, 1995.

Non-Interest Income. Non-interest income amounted to $445,000 and $404,000 for the years ended September 30, 1996 and 1995, respectively. Non-interest income increased $41,000 in the 1996 period compared to the same period in 1995. The increase was due to an additional net gain on the sale of securities and loans of $26,000 plus an increase of $15,000 in service fees on loans and deposits for the year ended September 30, 1996 as compared to the corresponding period in 1995.

Non-Interest Expense. Non-interest expense increased $316,000 or 17.8% to $2.1 million for the year ended September 30, 1996 compared to $1.8 million for the same period in 1995. Non-interest expense was 2.6% and 2.2% of average assets for the years ended September 30, 1996 and 1995, respectively. The increase of $316,000 was primarily due to an increase of $444,000 in federal insurance premiums offset by $101,000 decrease in legal fees and a $30,000 decrease in other operating expenses. The increase of $444,000 in federal insurance premiums was primarily due to a special assessment of $435,000 assessed by the FDIC to recapitalize the Savings Association Insurance Fund (SAIF), pursuant to legislation signed by the President on September 30, 1996. The decrease of $101,000 in legal expenses was due to special services provided during 1995, which was not a recurring expense, plus reimbursement of $44,000 in legal fees pursuant to a legal settlement in fiscal year 1996. The decrease of $30,000 in other operating expenses was primarily due to a $23,000 decrease in loan related expenses net of reimbursements.

Income Tax Expense. The provision for income tax expense amounted to approximately $386,000 and $568,000 for the years ended September 30, 1996 and 1995, respectively. The provision for income tax expense as a percentage of income before income tax expense amounted to 35.3% and 34.5% for 1996 and 1995, respectively.

Mortgage Banking Activity

Net loans decreased from $35.2 million at September 30, 1996 to $34.5 million at September 30, 1997. The Bank's portfolio of loans, owned by others but serviced by the Bank, increased 3.8% from $50.3 million at September 30, 1996 to $52.2 million at September 30, 1997. The Bank originated all of the loans which it services.

Liquidity and Committed Resources

The Company's primary source of liquidity is dividends paid by the Bank. The Bank is subject to certain regulatory limitations with respect to the payment of dividends to the Company.

The Bank's primary sources of funds are deposits and proceeds from principal and interest payments on loans and mortgage-backed securities. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings. At September 30, 1997, the Bank had outstanding advances from the FHLB of Cincinnati totaling $652,000.

OTS regulations require that the Bank maintain specified levels of liquidity. Liquidity is measured as a ratio of cash and certain investments to withdrawable savings. The minimum level of liquidity required by the regulations is presently 5.0%. As of September 30, 1997, the Bank's liquidity ratio under applicable federal regulations was 29.13% as compared to 24.8% at September 30, 1996. At September 30, 1997, the Bank had $29.8 million in certificates of deposit maturing within one year, and $8.9 million maturing between one and three years. Management believes, based on past experience, that the Bank will retain much of the deposits or replace them with new deposits.

As of September 30, 1997, the Bank had $2.6 million in loans approved, but not closed; none of these were evidenced by written commitments. The Bank anticipated selling $1.2 million of the loans approved, but not closed.

The Bank is required to maintain specified amounts of capital pursuant to federal law and regulations promulgated by OTS. The capital standards generally require the maintenance of regulatory capital sufficient to meet a tangible capital requirement, a core capital requirement, and a risk-based capital requirement. At September 30, 1997, the Bank's tangible and core capital totaled $8.6 million. This amount exceeded the tangible capital requirement of $1.1 million by $7.5 million, and the core capital requirement of $2.2 million by $6.4 million on that date. At September 30, 1997, the Bank's risk-based capital totaled $9.0 million, which exceeded its risk-based capital requirement by $6.6 million.

Impact of Inflation and Changing Prices

The financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation.
The impact of inflation is reflected in the increased cost of the Bank's operations.

Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, changes in interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Impact of New Accounting Standards

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Bank adopted the provisions of SFAS 125 in January 1997. The impact of the Bank adopting this statement amounted to an increase in net income of $66,000 for the year ended September 30, 1997.

Accounting for Earnings Per Share. In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior-period EPS data presented. The Company will adopt the statement at the end of the first quarter in fiscal year 1998. Basic and diluted earnings per share under SFAS 128 would be identical to earnings per share as presented in the financial statements, and therefore, will not have any material effect on the Company.

Reporting of Comprehensive Income. In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, Reporting of Comprehensive Income ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company does not anticipate that adoption of SFAS 130 will have a material effect on the Company.

Disclosure about Segments and Related Information. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments.

This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company does not anticipate that the adoption of SFAS 131 will have a material effect on the Company.

Dividends on and Price Range of Common Stock. During fiscal year 1997, the Company declared dividends in the following amounts:

December 15, 1996............................................35(cent) per share
March 15, 1997...............................................40(cent) per share
June 16, 1997................................................40(cent) per share
September 15, 1997...........................................40(cent) per share

Under OTS regulations, the Bank may not pay cash dividends on its common stock if, as a result thereof, its regulatory capital would be reduced below its regulatory requirement. The Bank exceeded all of the minimum regulatory capital requirements during the entire fiscal year.

The Company's stock sold for $41.50 per share at the beginning of the fiscal year; the Company's stock sold for up to $41.50 per share at midyear, and the last sale during the fiscal year was at $43.00 per share.

Certifying Accountant. Miller, Mayer, Sullivan, & Stevens, LLP has been appointed as the Company's independent auditor for the fiscal year ending September 30, 1997 pursuant to the recommendation of the Audit Committee of the Board of Directors. A representative of Miller, Mayer, Sullivan, & Stevens, LLP is expected to be present at the annual meeting with an opportunity to make a statement if he desires to do so and to answer appropriate questions with respect to the firm's audit of the Company's consolidated financial statements and records for the fiscal year ended September 30, 1997.

      [LETTERHEAD OF MILLER, MAYER, SULLIVAN & STEVENS LLP APPEARS HERE]



Board of Directors
Pioneer Financial Corporation
Winchester, Kentucky


We have audited the accompanying consolidated balance sheets of Pioneer Financial Corporation and Subsidiary as of September 30, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 1997. These consolidated financial statements are the responsibility of the management of Pioneer Financial Corporation (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Financial Corporation and Subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1997 in conformity with generally accepted accounting principles.



/s/ Miller, Mayer, Sullivan, & Stevens, LLP

Lexington, Kentucky
October 31, 1997

                  PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1997 and 1996

                                ---------------


ASSETS                                                                                   1997               1996
                                                                                      -----------        ----------
Cash and due from banks                                                               $ 1,188,974       $   732,573
Interest bearing deposits                                                               1,138,456         1,529,881
Federal funds sold                                                                      7,151,000         3,211,000
Certificates of deposit                                                                                     194,000
Securities available-for-sale, at fair value                                            5,949,386         7,601,611
Securities held-to-maturity, fair value of $22,608,182
   and $23,520,598 for 1997 and 1996, respectively                                     22,621,995        23,972,497
Loans receivable, net                                                                  34,490,871        35,247,421
Loans held for sale                                                                       152,750
Accrued interest receivable                                                               455,824           535,269
Premises and equipment, net                                                             1,412,264         1,175,987
Other assets                                                                              263,944           200,898
                                                                                      -----------       -----------

           Total assets                                                               $74,825,464       $74,401,137
                                                                                      ===========       ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                              $64,585,148       $64,335,165
Advances from Federal Home Loan Bank                                                      652,225           698,798
Advance payments by borrowers for taxes and insurance                                      39,607            26,788
Other liabilities                                                                         810,286         1,095,751
                                                                                      -----------       -----------

           Total liabilities                                                           66,087,266        66,156,502
                                                                                      -----------       -----------

Stockholders' equity
   Common stock, $1 par value, 500,000 shares authorized; 208,233 shares,
       issued and outstanding for 1997 and 1996, respectively                             208,233           208,233
   Additional paid-in capital                                                           1,797,432         1,797,432
   Retained earnings, substantially restricted                                          6,957,353         6,213,169
   Unallocated Employee Stock Ownership Plan (ESOP) stock                                (224,922)
   Net unrealized appreciation on securities available-for-sale,
       net of tax of $53 in 1997 and $13,292 in 1996                                          102            25,801
                                                                                      -----------       -----------

           Total stockholders' equity                                                   8,738,198         8,244,635
                                                                                      -----------       -----------

           Total liabilities and stockholders' equity                                 $74,825,464       $74,401,137
                                                                                      ===========       ===========

                    The accompanying notes are an integral
                part of the consolidated financial statements.

                  PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
             for the years ended September 30, 1997, 1996, and 1995

                                ---------------

                                                                         1997             1996              1995
                                                                      ----------       ----------        ----------
Interest income:
   Interest on loans                                                  $3,110,644       $3,057,393        $2,812,782
   Interest and dividends on securities                                1,821,596        2,167,280         2,493,348
   Other interest income                                                 460,739          434,493           349,560
                                                                      ----------       ----------        ----------
       Total interest income                                           5,392,979        5,659,166         5,655,690
                                                                      ----------       ----------        ----------

Interest expense:
   Interest on deposits                                                2,652,734        2,815,403         2,569,375
   Interest on borrowings                                                 48,512           46,360            49,526
                                                                      ----------       ----------        ----------
       Total interest expense                                          2,701,246        2,861,763         2,618,901
                                                                      ----------       ----------        ----------

Net interest income                                                    2,691,733        2,797,403         3,036,789
Provision for loan losses                                                                  57,433            19,000
                                                                      ----------       ----------        ----------
       Net interest income after provision for loan losses             2,691,733        2,739,970         3,017,789
                                                                      ----------       ----------        ----------

Non-interest income:
   Loan and other service fees, net                                      381,132          409,519           394,470
   Gain (loss) on sale of securities                                                       33,310             1,822
   Gain on sale of loans                                                 108,494            2,698             7,546
                                                                      ----------       ----------        ----------
                                                                         489,626          445,527           403,838
                                                                      ----------       ----------        ----------
Non-interest expense:
   Compensation and benefits                                             892,855          863,508           848,817
   Occupancy expenses, net                                               172,074          190,194           203,789
   Office supplies and expenses                                           97,386          110,441           103,926
   Federal and other insurance premiums                                   94,633          616,705           172,036
   Legal expenses                                                          7,634            3,827           104,953
   Data processing expenses                                              143,000          136,616           141,176
   State franchise tax                                                    65,545           64,790            64,409
   Other operating expenses                                               98,907          106,117           136,875
                                                                      ----------       ----------        ----------
                                                                       1,572,034        2,092,198         1,775,981
                                                                      ----------       ----------        ----------
Income before income tax expense                                       1,609,325        1,093,299         1,645,646
Income tax expense                                                       542,380          386,317           568,143
                                                                      ----------       ----------        ----------
Net income                                                            $1,066,945       $  706,982        $1,077,503
                                                                      ==========       ==========        ==========

Earnings per share                                                    $     5.12       $     2.76        $     3.95
                                                                      ==========       ==========        ==========

                    The accompanying notes are an integral
                part of the consolidated financial statements.

                  PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended September 30, 1997, 1996, and 1995

                                ---------------

                                                                                             Net
                                                                                          Unrealized    Unallocated
                                                                                         Appreciation    Employee
                                                              Additional                 on Securities    Stock          Total
                                                    Common      Paid-In     Retained       Available-    Ownership    Stockholders'
                                                    Stock       Capital     Earnings       for-Sale     Plan Stock       Equity
                                                  ---------   -----------  -----------   -------------  ----------    ------------
Balance, September 30, 1994                       $ 272,477   $ 2,351,858  $ 7,181,168                                $ 9,805,503
   Net Income                                                                1,077,503                                  1,077,503
   Declaration of dividend                                                    (351,495)                                  (351,495)
   Cumulative effect October 1, 1994 of                                                       64,189                       64,189
     change in accounting for securities
   Change in net unrealized gain on                                                          (55,922)                     (55,922)
    securities available-for-sale, net of
    deferred income taxes
                                                  ---------   -----------  -----------     ---------    ----------    -----------

Balance, September 30, 1995                         272,477     2,351,858    7,907,176         8,267                   10,539,778
   Net Income                                                                  706,982                                    706,982
   Declaration of dividend                                                    (353,533)                                  (353,533)
   Stock repurchase (64,244 shares)                 (64,244)     (554,426)  (2,047,456)                                (2,666,126)
   Change in net unrealized gain on
   securities available-for-sale, net
   of deferred income taxes                                                                   17,534                       17,534
                                                  ---------   -----------  -----------     ---------    ----------    -----------

Balance, September 30, 1996                         208,233     1,797,432    6,213,169        25,801                    8,244,635
   Net income                                                                1,066,945
   Declaration of dividend                                                    (322,761)
   Unallocated ESOP stock                                                                                 (249,913)
   ESOP shares earned in 1997                                                                               24,991
   Change in net unrealized gain on securities
   available-for-sale, net of deferred income
   taxes                                                                                      25,699
                                                  ---------   -----------  -----------     ---------    ----------    -----------

Balance, September 30, 1997                       $ 208,233   $ 1,797,432  $ 6,957,353     $     102    $ (224,922)   $ 8,738,198
                                                  =========   ===========  ===========     =========    ==========    ===========

                     The accompanying notes are an integral
                 part of the consolidated financial statements.

                  PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended September 30, 1997, 1996, and 1995

                                ---------------

                                                                   1997             1996             1995
                                                               -------------    -------------    ------------
Operating activities

Net income                                                     $  1,066,945     $    706,982     $ 1,077,503
Adjustments to reconcile net income to net cash
provided by operating activities:
   Provision for loan losses                                                          57,433          19,000
   Amortization of investment premium (discount)                     77,724          168,615         108,179
   Amortization of organizational cost                               13,507           13,507          12,382
   Provision for depreciation                                        48,522           53,365          79,900
   ESOP benefit expense                                              24,991
   Amortization of loan fees                                        (95,694)         (92,303)        (48,617)
   FHLB stock dividend                                              (46,500)         (27,400)        (36,900)
   Securities (gain)loss, net                                                        (33,310)         (1,822)
   Loans originated for sale                                    (10,554,724)     (10,162,642)     (7,457,985)
   Proceeds from loans held for sale                             10,663,218       10,165,340       7,465,531
   Gain on sale of loans                                           (108,494)          (2,698)         (7,546)
   Change in:
         Prepaid expense                                           (122,060)          46,028         (57,523)
         Interest receivable                                         79,444          139,885         (58,475)
         Interest payable                                            12,497           15,914           5,886
         Accrued liabilities                                       (376,592)         627,438          55,866
         Income taxes payable                                       137,381         (118,385)         11,364
                                                               ------------     ------------     -----------

   Net cash provided by operating activities                        820,165        1,557,769       1,166,743
                                                               ------------     ------------     -----------

Investing activities

Net (increase) decrease in loans                                    699,494       (2,998,846)     (2,800,413)
Principal repayments, mortgage-backed securities                  5,288,984        6,486,307       3,995,015
Purchase of premises and equipment                                 (284,799)         (51,941)        (18,494)
Redemption of FHLB stock                                                              55,200          91,800
Proceeds from sale of securities available-for-sale                                                4,488,932
Purchase of securities available-for-sale                                         (3,614,506)     (5,679,519)
Purchase of securities held-to-maturity                          (8,991,996)     (10,484,665)     (8,074,208)
Maturity of securities held-to-maturity                           6,635,575       14,578,264       7,548,430
Maturity of certificates of deposit                                 194,000           94,000
                                                               ------------     ------------     -----------

   Net cash provided (used) by investing activities               3,541,258        4,063,813        (448,457)
                                                               ------------     ------------     -----------

                                   Continued

                    The accompanying notes are an integral
                part of the consolidated financial statements.

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
               CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
            for the years ended September 30, 1997, 1996, and 1995

                                ---------------

                                                                         1997             1996             1995
                                                                      ----------       ----------       ----------
Financing activities

Net increase (decrease) in demand deposits,                             (365,680)      (1,678,188)      (4,229,812)
   NOW accounts and savings accounts
Net increase (decrease) in certificates of deposit                       615,663       (1,074,568)       2,632,198
Cash dividends                                                          (322,762)        (353,533)        (351,495)
Federal Home Loan Bank Advance, repayments                               (46,573)         (43,632)         (14,606)
Net increase (decrease) in custodial accounts                             12,818            3,392            5,492
Stock repurchase                                                                       (2,666,126)
ESOP stock purchase                                                     (249,913)
                                                                      ----------       ----------       ----------

   Net cash provided (used) by financing activities                     (356,447)      (5,812,655)      (1,958,223)
                                                                      ----------       ----------       ----------

Increase (decrease) in cash and cash equivalents                       4,004,976         (191,073)      (1,239,937)

Cash and cash equivalents, beginning of year                           5,473,454        5,664,527        6,904,464
                                                                      ----------       ----------       ----------

Cash and cash equivalents, end of year                                $9,478,430       $5,473,454       $5,664,527
                                                                      ==========       ==========       ==========

Supplemental Disclosures
   Cash payments for:
         Interest on deposits                                         $2,688,749       $2,811,085       $2,563,490
         Income taxes                                                 $  405,000       $  505,000       $  627,000

                    The accompanying notes are an integral
                part of the consolidated financial statements.

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


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

                                ---------------


         Principles of Consolidation. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated.

         Loan Origination Fees. The Bank accounts for loan origination fees in accordance with Statement of Accounting Standards (SFAS) SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

         Investment Securities. On October 1, 1994, the Bank adopted Statement of Financial Accounting Standards(SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that all investments in debt securities and all investments in equity securities that have readily determinable fair values be classified into three categories. Securities that management has positive intent and ability to hold until maturity are classified as held-to-maturity. Securities that are bought and held specifically for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available-for-sale. Securities classified as trading and available-for-sale are carried at market value. Unrealized holding gains and losses for trading securities are included in current income. Unrealized holding gains and losses for available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Investments classified as held-to-maturity are carried at amortized cost. The cumulative effect of this change was to increase stockholders' equity by $97,256, net of deferred taxes of $33,067, as of October 1, 1994.

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

         Regulations require the Bank to maintain an amount of cash and U.S. government and other approved securities equal to a prescribed percentage (5% at September 30, 1997 and 1996) of

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ---------------


         deposit accounts (net of loans secured by deposits) plus short-term borrowings. At September 30, 1997 and 1996, the Bank met these requirements.

         Office Properties and Equipment. Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method and the double declining balance method over the estimated useful lives of the related assets. The gain or loss on the sales of property and equipment is recorded in the year of disposition.

         Real Estate Owned. Real estate owned is generally comprised of property acquired through foreclosure or deed in lieu of foreclosure. Foreclosed real estate is initially recorded at fair value, net of selling expenses, establishing a new cost basis. Expenses relating to holding property, including interest expense, are not capitalized. These expenses are charged to operations as incurred. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its net realizable value.

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

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ---------------


         In June 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." This promulgation, which was amended by SFAS No. 118 as to certain income recognition and disclosure provisions, became effective as to the Company in fiscal 1996. The new accounting standards require that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

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

         Deposits. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). On September 30, 1996, the President signed legislation, which among other things, recapitalized the Savings Association Insurance Fund through a special assessment on savings financial institutions, such as the Bank. The special assessment amounted to $435,000 for the Bank and is included in the Federal and other insurance premium expense for the year ended September 30, 1996. As a result of the recapitalization of the SAIF, the Bank's assessment rate for insurance on deposits, beginning in 1997, was reduced from 23% to approximately 6% on deposits under $100,000.

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

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ---------------


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

         Effect of Implementing New Accounting Standards. In June of 1996, the FASB issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which superseded SFAS No. 122, "Accounting for Mortgage Servicing Rights," and amended SFAS No. 65 "Accounting for Certain Mortgage Baning Activities." SFAS No. 125 requires the Company to recognize, as separate assets, rights to service mortgage loans for others; however, these servicing rights are acquired. SFAS No. 125 was effective for the Company on January 1, 1997, and applied prospectively to mortgage banking transactions occurring after that date.

         The Company recognized mortgage servicing rights of $105,716 for the year ended September 30, 1997. Amortization of the mortgage servicing rights totaled $6,087 for the same period. The Bank sells certain residential loans, primarily fixed rate loans secured by single family residences in the secondary market. The fair value of the mortgage servicing rights was determined by quoted prices in the secondary market. The mortgage servicing rights on the loans sold in the secondary market are grouped by their primary risk characteristics, which is the interest rate. The mortgage servicing rights are being amortized in proportion to and over the period of net servicing income earned on the related loans being serviced. At September 30, 1997, there was no allowance recognized for impairment of the recorded balance of mortgage servicing rights.

         Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, the Bank considers cash, balances with banks, federal funds sold, and interest bearing deposits in other financial institutions with original maturities of three months or less to be cash equivalents. Cash and cash equivalents includes approximately $8.2 million on deposit with other banks which is not covered by FDIC insurance.

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

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ---------------


2.       Investment Securities

         The cost and estimated fair value of securities held by the Bank as of September 30, 1997 and 1996 are summarized as follows:


                                                                                 1997
                                                    -------------------------------------------------------------
                                                                       Gross           Gross
                                                     Amortized       Unrealized      Unrealized
                                                        Cost           Gains           Losses         Fair Value
                                                    ------------    -----------     -----------      ------------
Securities, available-for-sale:
   SBA Pools                                         $ 2,657,013                    $     9,608      $  2,647,405
   Mortgage-Backed Securities                          3,292,217         9,764                          3,301,981
                                                     -----------    -----------     -----------      ------------
                                                     $ 5,949,230    $    9,764      $     9,608      $  5,949,386
                                                     ===========    ===========     ===========      ============
Securities, held to maturity:
   Debt Securities:
   U.S. Government and Federal Agencies              $ 4,000,625    $      615      $                $  4,006,240
   Municipals Bonds                                      717,536         8,771                            726,307
                                                     -----------    -----------     -----------      ------------
                                                       4,723,161         9,386                          4,732,547
                                                     -----------    -----------     -----------      ------------
   Mortgage-Backed Securities                         17,343,534        10,629          33,828         17,320,335
                                                     -----------    -----------     -----------      ------------

   Federal Home Loan Bank of Cincinnati,
   capital stock - 5,553                                 555,300                                          555,300
                                                     -----------    -----------     -----------      ------------
                                                     $22,621,995    $   20,015      $    33,828      $ 22,608,182
                                                     ===========    ===========     ===========      ============

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                ---------------



                                                                                 1996
                                                       ----------------------------------------------------------
                                                                        Gross           Gross
                                                        Amortized     Unrealized      Unrealized
                                                          Cost          Gains           Losses        Fair Value
                                                       -----------   -------------   ------------    ------------
                        Securities, available-for-sale:
   SBA Pools                                            $3,068,229         $8,043    $                 $3,076,272
   Mortgage-Backed Securities                            4,494,290         44,614          13,565       4,525,339
                                                       -----------    -----------     -----------     -----------
                                                        $7,562,519        $52,657         $13,565      $7,601,611
                                                       ===========    ===========     ===========     ===========
Securities, held-to-maturity:
  Debt Securities:
   U.S. Government and Federal Agencies                   $500,000   $                     $1,565        $498,435
   Municipal Bonds                                         817,221          1,024                         818,245
                                                       -----------    -----------     -----------     -----------
                                                         1,317,221          1,024           1,565       1,316,680
                                                       -----------    -----------     -----------     -----------

   Mortgage-Backed Securities                           22,146,476         74,622         525,980      21,695,118
                                                       -----------    -----------     -----------     -----------
   Federal Home Loan Bank of Cincinnati,
   capital stock - 5,088 shares                            508,800                                        508,800
                                                       -----------    -----------     -----------     -----------

                                                       $23,972,497    $    75,646     $   527,545     $23,520,598
                                                       ===========    ===========     ===========     ===========

         The amortized cost and estimated market value of debt securities at September 30, 1997, by contractual maturity, are as follows:

                                                                      Estimated
                                                     Amortized         Market
                                                       Cost             Value
                                                    ----------       -----------
        Due in one year or less                     $3,105,937       $3,105,930
        Due after one year through five years        1,499,190        1,498,828
        Due after five years through ten years
        Due after ten years                            118,034          127,789
                                                    ----------       ----------
                                                    $4,723,161       $4,732,547
                                                    ==========       ==========

         Effective October 1, 1994, the Bank changed its policy in accounting for debt and equity securities to conform with the requirements of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities." The unrealized gain on securities available-for-sale of $155 net of deferred income taxes of $53 has been recorded as a separate component of stockholders' equity as of September 30, 1997.

         For the year ended September 30, 1997, the Bank received $6,635,575 from the maturity and call of U.S. Government instruments, debt securities backed by U.S. Government agencies, and mortgage-backed securities, all of which were classified as securities held-to-maturity.

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------

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

         The Bank has pledged mortgage-backed securities totaling $3,605,000 to secure certain municipal deposits as of September 30, 1997.

  3.     Loans Receivable

         Loans receivable, net at September 30, 1997 and 1996 consists of the following:

                                                                                             1997                 1996
                                                                                         ------------          ------------
        Loans secured by first lien mortgages on real estate:
            Residential, one-to-four family properties                                   $ 20,503,214          $ 21,252,055
            Multi-family and commercial properties                                          1,088,140             2,127,870
            Agricultural loans                                                                545,793               565,313
            Construction loans                                                              1,074,654             1,808,092

        Other loans:
            Commercial loans                                                                5,818,338             4,796,056
            Loans secured by deposits                                                         964,993             1,048,311
            Home equity loans                                                               2,000,421             1,662,736
            Other secured loans                                                             3,562,910             2,710,992
            Signature loans, unsecured                                                        250,893               271,109
                                                                                         ------------          ------------
                                                                                           35,809,356            36,242,534

            Loans in process                                                                 (731,545)             (403,128)
            Allowance for loan losses                                                        (391,341)             (382,469)
            Deferred loan origination fees                                                   (195,599)             (209,516)
                                                                                         ------------          ------------

                   Loans receivable, net                                                 $ 34,490,871          $ 35,247,421
                                                                                         ============          ============

         The Bank services loans sold to other associations or governmental agencies of approximately $52,235,331, $50,317,000, and $50,138,000, as of September 30, 1997, 1996, and 1995, respectively.

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------

       The Bank provides an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance for loss on loans is analyzed as follows:

                                                                    Year Ended September 30,
                                                           ------------------------------------------
                                                             1997             1996             1995
                                                           --------         --------         --------
        Balance at beginning or period                     $382,469         $352,244         $347,618
        Additions charged to operations                                       57,433           19,000
        Charge-offs                                          (4,069)         (36,901)         (18,433)
        Recoveries                                           12,941            9,693            4,059
                                                           --------         --------         --------

        Balance at end of period                           $391,341         $382,469         $352,244
                                                           ========         ========         ========

       At September 30, 1997, the Bank had identified impaired loans totaling $5,206. The allowance for loan losses included $5,206 related to these impaired loans. At September 30, 1996, the Bank had identified impaired loans totaling $18,000. The allowance for loan losses at September 30, 1996 included $18,000 related to those impaired loans. The average amount of impaired loans for the year ended September 30, 1997 and 1996 was $11,600 and $34,800, respectively. Interest income received and recognized on impaired loans totaled $599 and $2,324 for the year ended September 30, 1997 and 1996, respectively.

       The following is a summary of non-performing loans (in thousands) for the years ended September 30, 1997, 1996, and 1995, respectively:

                                                                    September 30,
                                                      ----------------------------------------

                                                       1997             1996            1995
                                                      ------           ------           ------
        Non-accrual loans                                 $6              $18              $41
        Loans past due 90 days or more                   149              205              151
                                                      ------           ------           ------

        Total non-performing loan balances            $  155           $  223           $  192
                                                      ======           ======           ======

         If interest on non-accrual loans had been accrued, such income would have been approximately $4,436, $5,035, and $2,391 for 1997, 1996, and 1995, respectively.

         Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 1997 and 1996 are summarized as follows:

                                                       September 30,
                                                 -------------------------
                                                   1997             1996
                                                 --------         --------
        Balance at beginning or period           $203,576         $132,127
               Additions during year              247,373          222,827
               Repayments                        (135,159)        (151,378)
                                                 --------         --------

        Balance at end of period                 $315,790         $203,576
                                                 ========         ========

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------

4.       Premises and Equipment

         Office premises and equipment at September 30, 1997 and 1996 includes the following:

                                                            Useful
                   Description                               Life               1997              1996
                   -----------                            -----------        ----------        ----------
         Land, buildings, and improvements                30-45 years        $1,850,235        $1,637,310
         Furniture, fixtures, and equipment                5-10 years           790,986           720,748
                                                          -----------        ----------        ----------

         Balance at end of period                                             2,641,221         2,358,058

                Less accumulated depreciation                                (1,228,957)       (1,182,071)
                                                                             ----------        ----------

                                                                             $1,412,264        $1,175,987
                                                                             ==========        ==========

         Depreciation expense for the years ended September 30, 1997, 1996, and 1995 amounted to $48,522, $53,365, and $79,900, respectively.

5.       Deposits

         Deposit accounts at September 30, 1997 and 1996 are summarized as follows:


                                                                                       September 30,
                                                                                 -------------------------
                                                                                     1997          1996
                                                                                 -----------   -----------

         Demand deposit accounts, non-interest bearing                           $ 2,889,357   $ 2,463,426

         Passbook accounts with a weighted average rate of 2.95% and 2.94% at      9,482,320     9,757,570
         September 30, 1997 and 1996,  respectively

         NOW and MMDA deposits with a weighted average rate of 2.55% and 2.48%    12,907,666    13,424,027
         at September 30, 1997 and 1996, respectively
                                                                                 -----------   -----------

                                                                                  25,279,343    25,645,023

         Certificate of deposits with a weighted average interest rate of         39,305,805    38,690,142
         5.30% and 5.24% at September 30, 1997 and 1996, respectively
                                                                                 -----------   -----------

                Total Deposits                                                   $64,585,148   $64,335,165
                                                                                 ===========   ===========

         Jumbo certificates of deposit (minimum denomination of $100,000)        $ 6,991,246   $ 6,064,944
                                                                                 ===========   ===========

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------

         Certificates of deposit by maturity at September 30, 1997 and 1996 (in thousands) are as follows:

                                          September 30,
                                        -----------------
                                         1997      1996
                                        -------   -------
         Less than 1 year               $29,823   $25,659
         1-2 years                        7,477    10,291
         2-3 years                        1,511     1,421
         Maturing in years thereafter       495     1,319
                                        -------   -------

                                        $39,306   $38,690
                                        =======   =======


         Certificates of deposit by maturity and interest rate category at September 30, 1997 (in thousands) are as follows:

                                                  Amount Due
                            ----------------------------------------------------
                            Less Than                          After 3
                             One Year  1-2 Years   2-3 Years    Years     Total
                            ---------  ---------   ---------   -------  --------
         2.01--4.00%         $   317     $           $           $       $   317
         4.01--6.00%          27,858      6,482         697       205     35,242
         6.01--8.00%           1,648        995         814       290      3,747
                             -------     ------      ------      ----    -------
                             $29,823     $7,477      $1,511      $495    $39,306
                             =======     ======      ======      ====    =======

         Interest expense on deposits for the periods indicated are as follows:


                                             Years Ended September 30,
                                        ------------------------------------
                                           1997         1996         1995
                                        ----------   ----------   ----------

         Money market and NOW account   $  348,167   $  415,846   $  395,111
         Savings Accounts                  276,786      288,054      307,751
         Certificates                    2,027,781    2,111,503    1,866,513
                                        ----------   ----------   ----------

                                        $2,652,734   $2,815,403   $2,569,375
                                        ==========   ==========   ==========


         The Bank maintains arrangements for clearing NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at September 30, 1997 and 1996.

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------

6.       Advances from Federal Home Loan Bank

         The advances from the Federal Home Loan Bank consist of the following:


                                           September 30,
                                        -------------------
        Maturity Date   Interest Rate     1997       1996
        -------------   -------------   --------   --------
           1/1/2006        6.80%        $173,573   $186,460
           2/1/2007        6.35%         337,153    362,467
           4/1/2007        7.50%         116,283    124,282
           7/1/2025        5.50%          25,216     25,589
                                        --------   --------
                                        $652,225   $698,798
                                        ========   ========

        The following summarizes the amounts due on FHLB advances by year for each of the next five fiscal years and thereafter.

        Fiscal Year                                              Amount
        -----------                                              ------
        1998                                                     $49,835
        1999                                                      53,261
        2000                                                      56,923
        2001                                                      60,839
        2002                                                      65,026
        Subsequent to 2002                                       366,341
                                                                --------
                                                                $652,225
                                                                ========

        At September 30, 1997 and 1996, the Bank had a cash management advance line of credit with the Federal Home Loan Bank of Cincinnati that allows the Bank to borrow up to $4,000,000 for a maximum thirty day period at a fixed rate or for a maximum of ninety days at a variable rate. No commitment fees are paid under the agreement. There were no borrowings against this line of credit at September 30, 1997.

        These advances are collateralized by Federal Home Loan Bank stock totaling $555,300 and a blanket agreement against certain real estate loans amounting to $978,338.

7.      Income Taxes

        Effective January 1, 1993, the Bank adopted SFAS No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to accounting for income taxes.


                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


The provision for income taxes for the periods indicated consist of the following:

                                                          Year Ended September 30,
                                                ------------------------------------------
                                                   1997             1996           1995
                                                ----------       ----------     ----------
Federal income tax expense:
   Current expense                              $ 741,031        $ 377,730      $ 526,821
   Deferred tax benefit                          (198,651)           8,587         41,322
                                                ----------       ----------     ----------

                                                $ 542,380        $ 386,317      $ 568,143
                                                ==========       ==========     ==========

Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                                          Year Ended September 30,
                                                ------------------------------------------
                                                   1997             1996           1995
                                                ----------       ----------     ----------
FHLB stock                                      $  12,784        $   3,598      $    (878)
Allowance for loan losses                        (230,498)          12,153         44,860
Other, net                                         19,063           (7,164)        (2,660)
                                                ----------       ----------     ----------

 Net deferred tax (benefit) expense             $(198,651)       $   8,587      $  41,322
                                                ==========       ==========     ==========

For the periods indicated, total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

                                                          Year Ended September 30,
                                                ------------------------------------------
                                                   1997             1996           1995
                                                ----------       ----------     ----------
Expected income tax expense at federal tax rate $ 547,171        $ 371,722      $ 559,520
Other, net                                         (4,791)          14,595          8,623
                                                ----------       ----------     ----------
     Total income tax expense                   $ 542,380        $ 386,317      $ 568,143
                                                ==========       ==========     ==========
Effective income tax rate                           33.7%            35.3%          34.5%
                                                ==========       ==========     ==========

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


Net deferred tax assets included in other assets at September 30, 1997 and net deferred tax liabilities included in other liabilities at September 30, 1996 consisted of the following:


                                                     1997        1996
                                                  ----------  ----------
Deferred tax assets:
  Allowance for loan losses                       $ 124,409   $
  Deferred loan fee income                           61,057      71,235
                                                  ----------  ----------
                                                    185,466      71,235
                                                  ----------  ----------

Deferred tax liabilities:
  FHLB stock                                         99,670      86,886
  Allowance for loan losses                                     106,089
  Other, net                                         11,946      16,300
                                                  ----------  ----------
                                                    111,616     209,275
                                                  ----------  ----------
  Net deferred taxes (asset) payable              $  73,850   $(138,040)
                                                  ==========  ==========

     For the years ended September 30, 1996 and 1995, the Bank was allowed a special bad debt deduction limited generally to eight percent (8%) of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts qualifying as deductions under the Internal Revenue Code provision were later used for purposes other than bad debt losses, they would be subject to Federal income tax at the then current corporation rate.

     In 1996, the Internal Revenue Service repealed this special provision for thrift institutions, such as the Bank, for determining the allowable tax bad debt reserves. Effective for tax years ending December 31, 1996 or after, fiscal year September 30, 1997 for the Bank, all thrift institutions are taxed as other banking institutions. Institutions under $500 million in assets are allowed to use the reserve method of determining their bad debt deduction based on their actual experience while larger institutions (over $500 million) must use the specific charge off method in determining their deduction. Tax bad debt reserves accumulated since December 31, 1987 must be included in taxable income of the Bank prorated over a six year period, beginning in the tax year effected by the change. This change did not have a material impact on the Bank as a deferred tax liability was provided for these accumulated reserves. The accumulated tax bad debt reserves as of December 31, 1987, which amounts to approximately $1,598,000 is only subject to being taxed at a later date under certain circumstances, such as the Bank converting to a type of institution that is not considered a bank for tax purposes. These financial statements do not include any deferred tax liability related to the accumulated tax bad debt reserves as of December 31, 1987.

8.   Stockholders' Equity and Regulatory Capital

     Regulatory Capital. The Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Such minimum capital standards generally require the


                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


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

     As of September 30, 1997, the Bank's regulatory capital exceeded all minimum regulatory capital requirements as shown in the following table:


                                                                       Regulatory Capital
                                       ---------------------------------------------------------------------------------
                                         Tangible                     Core                      Risk-based
                                         Capital       Percent       Capital       Percent       Capital       Percent
                                       ------------  -----------  ------------   ----------   -------------  -----------
                                                                         (in thousands)
                                       ---------------------------------------------------------------------------------
Capital under generally                $      8,638            %  $      8,638            %   $       8,638            %
accepted accounting principles

Adjustments:                                    -0-                        -0-                          -0-
   Net unrealized appreciation
   on securities available-for-sale

  General valuation allowances                                                                          378

Regulatory capital computed                  8,638          11.5         8,638          11.5          9,016         29.8
Minimum capital requirement                  1,123           1.5         2,245           3.0          2,419          8.0
                                       -----------  ------------  ------------  ------------  -------------  -----------

Regulatory capital-excess              $     7,515         10.0%  $      6,393          8.5%  $       6,597        21.8%
                                       ===========  ============  ============  ============  =============  ===========

       Retained Earnings Restriction. Retained earnings includes tax bad debt reserves of $1,598,000 accumulated prior to December 31, 1987 for which no Federal income tax has been provided. These tax bad debt reserves are only taxable in certain circumstances, such as if the Bank converted to an institution that did not qualify as a bank for tax purposes (see
       Note 7).

       Liquidation Account. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank at September 30, 1986. The Liquidation Account was $2,531,513 at September 30, 1986 and is reduced in proportion to reductions in the balance of eligible account holders as determined on each subsequent fiscal year end. The existence

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               ----------------


        of the Liquidation Account will not restrict the use or application of net worth except with respect to the cash payment of dividends.

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

9.      Stock Repurchase

        During the fiscal year ended September 30, 1996, pursuant to a Stock Purchase Agreement approved by the Board of Directors and the Office of Thrift Supervision, the Company purchased 64,244 shares of the Company's outstanding stock, of which 58,069 shares were owned by a group of stockholders collectively known as the "EKH Group." The 64,244 shares of common stock were purchased in July of 1996 at a total cost of $2,666,126.

10.     Retirement Benefits

        Profit Sharing Plan. On December 17, 1985, the Board of Directors of the Bank adopted an employee pension benefit plan (referred to as a "401K Profit Sharing Plan") as described under the Employees' Retirement Income Security Act of 1974. The Plan became effective December 19, 1985. The Plan covers all full-time employees who have attained the age of 20 1/2 years and have been employed six months prior to the anniversary date of the Plan. Under the Plan, the Bank makes discretionary contributions based on profits, in accordance with Section 401(k) of the Internal Revenue Code. The Bank did not make any contributions to the Plan for the years ended September 30, 1997, 1996, and 1995.

        Employee Stock Ownership Plan. On October 31, 1994, the Board of Directors of the Bank established an Employee Stock Ownership Plan (the "ESOP") in which employees meeting age and service requirements are eligible to participate. The ESOP is effective beginning January 1, 1994. The ESOP Plan covers all employees who have attained the age of 20 1/2 with six months service prior to the entry date. Contributions to the Plan are determined by the Board of Directors for each plan year and can be made in the form of company stock, cash, or other consideration.

        On April 11, 1997 the Board of Directors of the Company authorized a loan to the ESOP Trust in the amount of $249,913. The ESOP Trust used the proceeds of the loan to acquire 6,022 shares of the Company's outstanding stock from persons affiliated with the Bank. The loan is to be repaid in ten annual installments, beginning December 1, 1997. Interest is based on the prime rate published


                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               ----------------


        in the Wall Street Journal and is adjusted annually. The stock is pledged as collateral on the loan. The Bank is expected to make annual contributions sufficient to meet the debt service requirements. As the debt is repaid, ESOP shares which were initially pledged as collateral are released from collateral, based on the proportion of debt service paid in that year, and allocated to Plan participants.

        The Company accounts for its ESOP in accordance with the Statement of Position 93-6, "Employers Accounting for Employee Stock Ownership Plans" (Statement). The Statement prescribes the accounting treatment for initially leveraged ESOPs, which requires among other things that:

        a. For ESOP shares committed to be released in a period to compensate employees directly, employers should recognize compensation costs equal to the average fair value (as determined on a monthly basis) of the shares committed to be released;

        b. Dividends on unallocated shares used to repay ESOP loans are not considered dividends for financial reporting purposes;

        c. For an internally leveraged ESOP, the Company loan receivable and the ESOP note payable as well as the related income/expense are not reflected in the consolidated financial statements;

        d. For earnings per share computations, ESOP shares that have been committed to be released should be considered outstanding. ESOP shares that have not been committed to be released should not be considered outstanding.

        ESOP compensation was $24,991, $30,512, and $24,425 for the years ended September 30, 1997, 1996, and 1995, respectively. For 1997, 602 shares were committed to be released from collateral. At September 30, 1997, there were 5,420 unallocated ESOP shares having a fair value of $224,922.

11.     Related Parties

        Mrs. Janet White Prewitt serves the Company as Chairman of the Board of Directors. Mrs. Prewitt is an equity partner in the law firm of White, McCann, and Stewart that serves as general counsel to Pioneer Federal Savings Bank. The fees paid to the Law Firm for fiscal years 1997, 1996, and 1995, were $90,948, $103,969, and $77,385, respectively. (See Note 4 for a summary of loans to officers and directors). In addition, White, McCann, and Stewart receives commissions on title insurance premiums related to real estate mortgages originated by the Bank. These commissions amounted to $10,858, $29,889, and $14,915 for the years ended September 30, 1997, 1996, and 1995, respectively.

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               ----------------

12. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

        The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include mortgage commitments outstanding which amounted to approximately $2,634,854 and $1,107,600 for the year ended September 30, 1997 and 1996, respectively plus unused lines of credit granted to customers totaling $2,242,683 and $1,689,376 at September 30, 1997 and 1996, respectively. The mortgage loan committments at September 30, 1997 and 1996 included fixed rate loan commitments of $610,955 and $370,000, respectively. In addition, at September 30, 1997 and 1996, respectively, the Bank had made loan commitments for real estate loans secured by first mortgages totaling $1,235,202 and $1,169,350, which it anticipated selling in the secondary market. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and consumer lines of credit are represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but primarily includes residential real estate.

        The Bank has concentrated its lending activity within a 90 mile radius of Winchester, Kentucky. Therefore, a substantial portion of its debtors' ability to honor their contracts is dependent on the economy of this area.

13.     Earnings Per Share

        Earnings per share for the year ended September 30, 1997, 1996, and 1995 was calculated by dividing net income $1,066,945, $706,982, and $1,077,503 by the weighted average number of shares of common stock outstanding during the year, which were 208,233, 256,417, and 272,477 shares for the years ended September 30, 1997, 1996, and 1995, respectively.

14.     Disclosures about Fair Value of Financial Instruments

        In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends the existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments (as defined),

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------


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

        Investment Securities. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. No active market exists for the Federal Home Loan Bank capital stock. The carrying value is estimated to be fair value since if the Bank withdraws membership in the Federal Home Loan Bank, the stock must be redeemed for face value.

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

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------


        The estimated fair value of the Company's financial instruments at September 30, 1997 are as follows:

                                                          Carrying             Fair
                                                           Amount              Value
                                                        -----------         -----------
        Assets
           Cash and cash equivalents                    $ 9,478,430         $ 9,478,430
           Securities available-for-sale                  5,949,386           5,949,386
           Securities held-to-maturity                   22,621,995          22,608,182
           Loans receivable, net                         34,490,871          34,932,118

        Liabilities
           Deposits                                      64,585,148          64,916,792
           FHLB advances                                    652,225             443,565

        Unrecognized Financial Instruments
           Loan commitments                                                   2,634,854
           Unused lines of credit                                             2,242,683

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------



15.     Pioneer Financial Corporation Financial Information (Parent Company
        Only)

        The parent company's principal assets are its investment in the Bank and cash balances on deposit with the Bank. The following are condensed financial statements for the parent company as of and for the year ended September 30, 1997.

                          Pioneer Financial Corporation
                   Condensed Statement of Financial Condition
                               September 30, 1997

        Assets:
          Cash and due from banks                                                 $       24,679
          Investment in subsidiary                                                     8,636,473
          Organizational cost, net                                                        28,140
          Other assets                                                                    48,906
                                                                                  --------------

              Total assets                                                        $    8,738,198
                                                                                  ==============

        Liabilities and Stockholders' Equity:

        Liabilities                                                               $
                                                                                  --------------

        Stockholders' equity:
          Common stock                                                                   208,233
          Additional paid-in capital                                                   1,797,432
          Retained earnings                                                            6,957,353
          Unallocated Employee Stock Ownership Plan (ESOP) stock                        (224,922)
          Net unrealized appreciation on securities available-for-sale                       102
                                                                                  --------------

              Total liabilities and stockholders' equity                          $    8,738,198
                                                                                  ==============

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------


                          Pioneer Financial Corporation
                          Condensed Statement of Income
                          year ended September 30, 1997

        Income:
          Cash dividends from Bank                                             $      572,762
                                                                               --------------

        Expense:
          Amortization of organizational expense                                       13,508
          Other operating                                                               2,181
                                                                               --------------

                                                                                       15,689
                                                                               --------------

        Income before income tax benefit                                              557,073

        Income tax benefit                                                              5,334
                                                                               --------------

        Net income before equity in undistributed net income of subsidiary            562,407

        Equity in undistributed net income of subsidiary                            1,077,300
                                                                               --------------

          Net income                                                           $    1,639,707
                                                                               ==============

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------


                          Pioneer Financial Corporation
                        Condensed Statement of Cash Flows
                          year ended September 30, 1997

        Operating activities:
          Net income                                                      $    1,639,707
          Adjustments to reconcile net income to net cash provided
          by operating activities:
              Equity in undistributed net income of subsidiary                (1,077,300)
              Amortization of organizational cost                                 13,508
              Increase in receivables                                             (5,334)
                                                                          --------------

          Net cash provided by operating activities                              570,581
                                                                          --------------

        Investing activities:

          Net cash provided (used) by investing activities

        Financing activities:
          Dividends paid                                                        (322,762)
          Loan to Employee Stock Ownership Plan (ESOP)                          (249,913)
                                                                          --------------
          Net cash used by financing activities                                 (572,675)
                                                                          --------------

        Decrease in cash and cash equivalents                                     (2,094)

        Cash and cash equivalents at beginning of period                          26,773
                                                                          --------------

        Cash and cash equivalents at end of period                        $       24,679
                                                                          ==============

                                  (Continued)

                 PIONEER FINANCIAL CORPORATION AND SUBSIDIARY
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             --------------------

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

        Summary balance sheets for the wholly owned subsidiary, Pioneer Service Corporation are as follows:


                           PIONEER SERVICE CORPORATION
                   Balance Sheets, September 30, 1997 and 1996

                             --------------------


                                                1997        1996
                                              --------    --------
         ASSETS

         Cash                                 $    653    $    653
         Investments                            15,000      15,000
                                              --------    --------
                                              $ 15,653    $ 15,653
                                              ========    ========

         STOCKHOLDERS' EQUITY

         Common stock                         $ 16,000    $ 16,000
         Paid-in capital                         1,000       1,000
         Deficit                                (1,347)     (1,347)
                                              --------    --------
                                              $ 15,653    $ 15,653
                                              ========    ========



        The Service Corporation incurred expenses of $-0- and $30 for the years ended September 30, 1997 and 1996, respectively.

17.     Subsequent Events

        On May 23, 1997, the Bank entered into a purchase and assumption agreement with People's Exchange Bank of Beattyville, Kentucky, Inc. to sell and assign certain assets and certain deposit liabilities of its branch office in Stanton, Kentucky. This agreement was finalized and settled on October 29, 1997. Deposit accounts transferred to the purchaser amounted to $4,930,683. In addition, the Bank sold loans totaling $34,370, which were secured by deposits transferred in the Agreement, plus property and equipment having a book value of $50,000. The transaction resulted in a net gain to the Bank of approximately $575,000.

                             CORPORATE INFORMATION

OFFICES
Executive offices:              Branch offices:
 25 East Hickman Street          Pioneer Drive             Pendleton Street
 Winchester, KY 40391            Winchester, KY 40391      Stanton, KY  40380
 (606) 744-3972                  (606) 744-3896            (Branch closed 10/97)


                                   DIRECTORS

William M. Cress                                           Robert G. Strode
Exec. Vice President,                                      Retired Vice President,
 Hinkle Contracting Corporation,                            Ag-Gro Fertilizer Company
 Stanton, KY

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


                              ADVISORY DIRECTORS

Clifford R. Langley                                        Beckner Shimfessel
Winchester, KY                                             Retired Clark County Clerk

Willard M. Martin
Retired Housing Authority
Executive Director

                   OTHER OFFICERS AND SIGNIFICANT EMPLOYEES

Janet R. Tutt                                      Lisa Earlywine
Assistant Treasurer                                Loan Officer

Doris Estes                                        Bobby R. Trent
Branch Manager/                                    Compliance/Security
 Loan Officer
                                                   Dianna Davis
Vicki Rupard                                       Branch Manager/Loan Officer,
Loan Officer                                        Stanton Branch (now closed)

AUDITORS                                           LEGAL COUNSEL

Miller, Mayer, Sullivan & Stevens LLP              White, McCann & Stewart
2365 Harrodsburg Road                              125 S. Main Street
Lexington, KY  40504                               Winchester, KY  40391


ANNUAL MEETING

         The Annual Meeting of the shareholders of Pioneer Financial Corporation will be held on Wednesday, January 14, 1998, at 10:00 a.m. at the main office, 25 East Hickman Street, Winchester, Kentucky.

FORM 10-K

         A COPY OF THE CORPORATION'S FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WILL BE FURNISHED WITHOUT CHARGE TO STOCKHOLDERS AS OF THE RECORD DATE UPON WRITTEN REQUEST TO THE SECRETARY, PIONEER FINANCIAL CORPORATION, 25 EAST HICKMAN STREET, WINCHESTER, KENTUCKY 40391.